UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

JUNE 30, 2019

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Stockholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Telefônica Brasil S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2019, comprising the balance sheet at that date and the statements of income and comprehensive income for the quarter and six-month periods then ended, and the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

(A free translation of the original in Portuguese)

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the six-month period ended June 30, 2019. These statements are the responsibility of the Company's management, and  are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

São Paulo, July 19, 2019

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Sérgio Eduardo Zamora

Contador CRC 1SP168728/O-4

TELEFÔNICA BRASIL S.A.
Balance Sheets
At June 30, 2019 and December 31, 2018
(In thousands of reais)							(A free translation of the original in Portuguese)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	06.30.19	12.31.18	06.30.19	12.31.18	LIABILITIES AND EQUITY	Note	06.30.19	12.31.18	06.30.19	12.31.18

Current assets		22,633,985	18,241,374	22,760,300	18,362,992	Current liabilities		22,335,242	17,164,957	22,244,132	17,160,820
Cash and cash equivalents	3	5,557,919	3,275,300	5,858,018	3,381,328	Personnel, social charges and benefits	14	663,300	765,098	680,985	782,630
Trade accounts receivable	4	8,777,874	8,246,991	8,800,403	8,304,382	Trade accounts payable	15	7,404,798	7,746,133	7,260,310	7,642,782
Inventories	5	578,326	460,800	579,345	462,053	Income and social contribution taxes payable	7	-	-	7,479	12,009
Prepaid expenses	6	1,145,390	581,261	1,146,506	581,743	Taxes, charges and contributions payable	16	1,253,938	1,739,516	1,269,297	1,797,965
Income and social contribution taxes recoverable	7	402,056	274,027	402,823	274,589	Dividends and interest on equity	17	8,547,483	4,172,916	8,547,483	4,172,916
Taxes, charges and contributions recoverable	8	5,095,078	4,671,959	5,096,691	4,674,218	Provisions and contingencies	18	372,306	377,926	374,655	377,929
Judicial deposits and garnishments	9	292,371	312,820	292,585	313,007	Loans, financing, debentures and leases	19	3,149,050	1,464,166	3,149,558	1,464,166
Dividends and interest on equity	17	205,660	51,785	-	-	Deferred revenue	20	485,550	525,509	485,550	525,509
Derivative financial instruments	30	43,063	69,065	43,063	69,065	Derivative financial instruments	30	11,288	16,158	11,288	16,538
Other assets	10	536,248	297,366	540,866	302,607	Other liabilities	21	447,529	357,535	457,527	368,376

Non-current assets		90,341,642	84,192,902	90,300,910	84,198,326	Non-current liabilities		20,974,261	13,662,292	21,150,954	13,793,471
Long-term assets		5,274,261	7,379,263	5,624,500	7,760,357	Personnel, social charges and benefits	14	22,715	11,850	22,891	11,903
Short-term investments pledged as collateral		68,022	76,717	68,241	76,934	Taxes, charges and contributions payable	16	223,015	39,245	267,356	39,245
Trade accounts receivable	4	451,177	426,252	451,177	426,252	Deferred taxes	7	2,206,894	1,982,952	2,206,894	1,982,952
Prepaid expenses	6	132,853	134,209	132,865	134,232	Provisions and contingencies	18	5,706,778	5,754,207	5,834,182	5,881,396
Deferred taxes	7	-	-	197,206	230,097	Loans, financing, debentures and leases	19	11,587,770	4,675,271	11,588,147	4,675,271
Taxes, charges and contributions recoverable	8	1,208,077	3,222,262	1,208,077	3,222,262	Deferred revenue	20	217,211	250,526	217,211	250,526
Judicial deposits and garnishments	9	3,326,506	3,446,866	3,478,796	3,597,007	Derivative financial instruments	30	41,402	22,845	41,402	22,845
Derivative financial instruments	30	39,217	26,468	39,217	26,468	Other liabilities	21	968,476	925,396	972,871	929,333
Other assets	10	48,409	46,489	48,921	47,105
Investments	11	497,882	484,108	100,125	101,657	TOTAL LIABILITIES		43,309,503	30,827,249	43,395,086	30,954,291
Property, plant and equipment	12	42,874,791	34,109,139	42,880,011	34,115,327
Intangible assets	13	41,694,708	42,220,392	41,696,274	42,220,985	Equity		69,666,124	71,607,027	69,666,124	71,607,027
						Capital	22	63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves	22	1,213,532	1,213,532	1,213,532	1,213,532
						Income reserves	22	4,332,986	4,324,170	4,332,986	4,324,170
						Other comprehensive income acumulated	22	33,359	29,225	33,359	29,225
						Retained earnings	22	514,831	-	514,831	-
						Additional proposed dividends	22	-	2,468,684	-	2,468,684

TOTAL ASSETS		112,975,627	102,434,276	113,061,210	102,561,318	TOTAL LIABILITIES AND EQUITY		112,975,627	102,434,276	113,061,210	102,561,318

TELEFÔNICA BRASIL S.A.
Income Statements
Three and six-month periods ended June 30, 2019 and 2018
(In thousands of reais, except earnings per share)								(A free translation of the original in Portuguese)

		Company				Consolidated
		Three-month periods ended		Six-month periods ended		Three-month periods ended		Six-month periods ended
	Note	06.30.19	06.30.18	06.30.19	06.30.18	06.30.19	06.30.18	06.30.19	06.30.18

Net operating revenue	23	10,672,634	9,019,489	21,435,987	18,162,289	10,869,832	10,823,398	21,844,568	21,612,359

Cost of sales and services	24	(5,399,662)	(4,927,372)	(10,815,140)	(9,653,109)	(5,423,008)	(5,303,716)	(10,863,015)	(10,324,646)

Gross profit		5,272,972	4,092,117	10,620,847	8,509,180	5,446,824	5,519,682	10,981,553	11,287,713

Operating income (expenses)		(3,768,041)	(1,752,314)	(7,473,515)	(5,210,798)	(3,819,099)	(2,329,147)	(7,581,807)	(6,301,000)
Selling expenses	24	(3,170,282)	(3,061,185)	(6,374,296)	(6,076,884)	(3,187,627)	(3,291,686)	(6,415,599)	(6,490,388)
General and administrative expenses	24	(604,730)	(662,042)	(1,151,053)	(1,213,117)	(608,058)	(670,836)	(1,157,792)	(1,271,652)
Other operating income	25	174,199	2,386,211	375,789	2,704,004	148,105	2,145,347	320,594	2,234,780
Other operating expenses	25	(167,228)	(415,298)	(323,955)	(624,801)	(171,519)	(511,972)	(329,010)	(773,740)

Operating profit		1,504,931	2,339,803	3,147,332	3,298,382	1,627,725	3,190,535	3,399,746	4,986,713

Financial income	26	249,067	1,997,241	567,454	2,247,471	255,019	2,048,551	578,164	2,327,547
Financial expenses	26	(491,356)	(568,546)	(900,258)	(1,013,845)	(495,929)	(577,441)	(908,730)	(1,029,163)
Equity in results of investees	11	81,841	578,892	169,241	1,146,820	114	62	60	627

Income before taxes		1,344,483	4,347,390	2,983,769	5,678,828	1,386,929	4,661,707	3,069,240	6,285,724

Income and social contribution taxes	7	75,022	(1,181,093)	(222,122)	(1,414,512)	32,576	(1,495,410)	(307,593)	(2,021,408)

Net income for the period		1,419,505	3,166,297	2,761,647	4,264,316	1,419,505	3,166,297	2,761,647	4,264,316

Basic and diluted earnings per common share (in R$)	22	0.79	1.76	1.53	2.37
Basic and diluted earnings per preferred share (in R$)	22	0.87	1.93	1.69	2.61

TELEFÔNICA BRASIL S.A.
Consolidated Statements of Changes in Equity
Six-month periods ended June 30, 2019 and 2018
(In thousands of reais)								(A free translation of the original in Portuguese)

		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income acumulated	Total equity
Balances at December 31, 2017	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	-	2,191,864	21,328	69,461,358
Effects of the initial adoption of IFRS 9 and 15, net of taxes	-	-	-	-	-	-	-	(138,663)	-	-	(138,663)
Balances at January 1, 2018	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	(138,663)	2,191,864	21,328	69,322,695
Payment of additional dividend for 2017	-	-	-	-	-	-	-	-	(2,191,864)	-	(2,191,864)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	76,520	-	-	76,520
DIPJ adjustment - Tax incentives	-	-	-	-	-	5,547	-	(5,547)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	10,031	10,031
Net income for the period	-	-	-	-	-	-	-	4,264,316	-	-	4,264,316
Interim interest on equity	-	-	-	-	-	-	-	(400,000)	-	-	(400,000)
Balances at June 30, 2018	63,571,416	63,074	1,238,268	(87,820)	2,138,344	33,431	297,000	3,796,626	-	31,359	71,081,698
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	76,250	-	-	76,250
DIPJ adjustment - Tax incentives	-	-	-	-	-	5,982	-	(5,982)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(62,739)	-	(2,134)	(64,873)
Equity transactions	-	-	10	-	-	-	-	-	-	-	10
Net income for the period	-	-	-	-	-	-	-	4,663,942	-	-	4,663,942
Allocation of income:
Legal reserve	-	-	-	-	446,413	-	-	(446,413)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(4,150,000)	-	-	(4,150,000)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(297,000)	297,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	1,700,000	(1,700,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(2,468,684)	2,468,684	-	-
Balances at December 31, 2018	63,571,416	63,074	1,238,278	(87,820)	2,584,757	39,413	1,700,000	-	2,468,684	29,225	71,607,027
Payment of additional dividend for 2018	-	-	-	-	-	-	-	-	(2,468,684)	-	(2,468,684)
DIPJ adjustment - Tax incentives	-	-	-	-	-	8,816	-	(8,816)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	4,134	4,134
Net income for the period	-	-	-	-	-	-	-	2,761,647	-	-	2,761,647
Interim interest on equity	-	-	-	-	-	-	-	(2,238,000)	-	-	(2,238,000)
Balances at June 30, 2019	63,571,416	63,074	1,238,278	(87,820)	2,584,757	48,229	1,700,000	514,831	-	33,359	69,666,124

TELEFÔNICA BRASIL S.A.
Statements of Other Comprehensive Income
Three and six-month periods ended June 30, 2019 and 2018
(In thousands of reais)						(A free translation of the original in Portuguese)

	Company				Consolidated
	Three-month periods ended		Six-month periods ended		Three-month periods ended		Six-month periods ended
	06.30.19	06.30.18	06.30.19	06.30.18	06.30.19	06.30.18	06.30.19	06.30.18
Net income for the period	1,419,505	3,166,297	2,761,647	4,264,316	1,419,505	3,166,297	2,761,647	4,264,316

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods	5,581	7,937	4,062	10,109	5,581	7,960	4,062	10,132
Gains (losses) on derivative financial instruments	9,083	(712)	8,731	(1,483)	9,083	(677)	8,731	(1,448)
Taxes	(3,089)	242	(2,969)	505	(3,089)	230	(2,969)	493

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	(413)	8,407	(1,700)	11,087	(413)	8,407	(1,700)	11,087

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods	26	(113)	72	(100)	26	(113)	72	(100)
Unrealized gains ( losses) on financial assets at fair value through other comprehensive income	38	(171)	108	(151)	38	(171)	108	(151)
Taxes	(12)	58	(36)	51	(12)	58	(36)	51

Interest in comprehensive income of subsidiaries	-	23	-	23	-	-	-	-

Other comprehensive income	5,607	7,847	4,134	10,032	5,607	7,847	4,134	10,032

Comprehensive income for the period - net of taxes	1,425,112	3,174,144	2,765,781	4,274,348	1,425,112	3,174,144	2,765,781	4,274,348

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Six-month periods ended June 30, 2019 and 2018
(In thousands in reais)			(A free translation of the original in Portuguese)

	Company		Consolidated
	Six-month periods ended
	06.30.19	06.30.18	06.30.19	06.30.18

Revenues	28,268,983	27,635,567	28,670,248	30,822,497
Sale of goods and services	28,331,836	25,104,811	28,797,900	29,008,073
Other revenues	747,060	3,195,491	695,578	2,581,146
Impairment losses - trade accounts receivable	(809,913)	(664,735)	(823,230)	(766,722)

Inputs acquired from third parties	(9,977,995)	(9,291,219)	(10,040,913)	(10,166,304)
Cost of goods and products sold and services rendered	(5,741,803)	(4,826,228)	(5,784,765)	(5,569,673)
Materials, electric energy, third-party services and other expenses	(4,297,763)	(4,457,220)	(4,316,724)	(4,589,800)
Loss/recovery of assets	61,571	(7,771)	60,576	(6,831)

Gross value added	18,290,988	18,344,348	18,629,335	20,656,193

Withholdings	(5,224,345)	(3,993,847)	(5,225,570)	(4,011,150)
Depreciation and amortization	(5,224,345)	(3,993,847)	(5,225,570)	(4,011,150)

Net value added produced	13,066,643	14,350,501	13,403,765	16,645,043

Value added received in transfer	736,695	3,394,291	578,224	2,328,174
Equity pickup	169,241	1,146,820	60	627
Financial income	567,454	2,247,471	578,164	2,327,547

Total undistributed value added	13,803,338	17,744,792	13,981,989	18,973,217

Distribution of value added	13,803,338	17,744,792	13,981,989	18,973,217

Personnel,social charges and benefits	2,004,294	2,121,738	2,031,834	2,391,271
Direct compensation	1,337,379	1,532,379	1,355,482	1,694,920
Benefits	574,321	502,281	581,965	593,951
Government Severance Indemnity Fund for Employees (FGTS)	92,594	87,078	94,387	102,400
Taxes, charges and contributions	7,467,631	8,870,921	7,610,454	9,802,398
Federal	2,252,465	3,438,638	2,384,596	4,290,775
State	5,080,815	5,351,008	5,081,786	5,363,705
Local	134,351	81,275	144,072	147,918
Debt remuneration	1,569,766	2,487,817	1,578,054	2,515,232
Interest	878,181	915,518	885,987	927,663
Rental	691,585	1,572,299	692,067	1,587,569
Equity remuneration	2,761,647	4,264,316	2,761,647	4,264,316
Interest on equity	2,238,000	400,000	2,238,000	400,000
Retained profit	523,647	3,864,316	523,647	3,864,316

TELEFÔNICA BRASIL S.A.
Consolidated Statements of Cash Flows
Six-month periods ended June 30, 2019 and 2018
(In thousands in reais)			(A free translation of the original in Portuguese)

	Company		Consolidated
	Six-month periods ended
	06.30.19	06.30.18	06.30.19	06.30.18
Cash flows from operating activities

Income before taxes	2,983,769	5,678,828	3,069,240	6,285,724
Ajustement for:
Depreciation and amortization	5,224,345	3,993,847	5,225,570	4,011,150
Foreign exchange gains on loans and derivative financial instruments	(10,676)	31,486	(11,056)	32,924
Indexation accruals on assets and liabilities	277,225	325,154	278,925	325,054
Equity pickup	(169,241)	(1,146,820)	(60)	(627)
Loss (gains) on write-off/sale of assets	(18,661)	31,135	(17,668)	31,263
Impairment losses - trade accounts receivable	809,913	664,735	823,230	766,722
Change in liability provisions	(158,555)	(185,477)	(196,540)	(134,407)
Write-off and reversals for impairment - inventories	(42,910)	(23,364)	(42,908)	(24,432)
Pension plans and other post-retirement benefits	29,568	23,728	29,822	24,573
Provisions for tax, civil, labor and regulatory contingencies	323,955	455,485	329,010	463,172
Interest expense	388,138	265,103	388,178	265,103
Others	(77,298)	(11,560)	(77,299)	(11,560)

Changes in assets and liabilities
Trade accounts receivable	(1,365,720)	(1,168,929)	(1,344,176)	(1,084,947)
Inventories	(74,616)	(116,259)	(74,383)	(119,272)
Taxes recoverable	5,547	(3,882,043)	5,916	(3,892,119)
Prepaid expenses	(562,072)	(478,211)	(562,695)	(475,687)
Other assets	40,436	220,104	41,164	20,057
Personnel, social charges and benefits	(90,931)	(15,297)	(90,657)	(14,773)
Trade accounts payable	376,042	1,314,422	371,809	896,588
Taxes, charges and contributions	822,942	52,923	821,294	159,546
Provisions for tax, civil, labor and regulatory contingencies	(626,612)	(1,869,354)	(632,115)	(1,877,295)
Other liabilities	111,523	(123,306)	109,604	(115,727)
	5,212,342	(1,642,498)	5,374,965	(754,694)

Cash generated from operations	8,196,111	4,036,330	8,444,205	5,531,030

Interest paid	(367,125)	(296,721)	(367,161)	(296,721)
Income and social contribution taxes paid	-	-	(54,137)	(323,357)

Net cash generated by operating activities	7,828,986	3,739,609	8,022,907	4,910,952

Cash flows from investing activities
Additions to PP&E and intangible assets and others	(4,263,101)	(3,609,882)	(4,263,101)	(3,726,926)
Proceeds from sale of PP&E	8,249	1,468	8,249	1,468
Redemption of judicial deposits	132,252	1,353,488	132,660	1,354,074
Dividends and interest on equity received	-	860,000	-	-

Net cash used in investing activities	(4,122,600)	(1,394,926)	(4,122,192)	(2,371,384)

Cash flows from financing activities
Payment of loans, financing, debentures and leases	(1,488,278)	(2,191,600)	(1,488,534)	(2,191,600)
Receipts - derivative financial instruments	105,915	60,412	106,102	60,728
Payments - derivative financial instruments	(40,840)	(27,660)	(41,029)	(28,580)
Dividend and interest on equity paid	(564)	(649)	(564)	(649)

Net cash used in financing activities	(1,423,767)	(2,159,497)	(1,424,025)	(2,160,101)

Increase in cash and cash equivalents	2,282,619	185,186	2,476,690	379,467

Cash and cash equivalents at the beginning of the period	3,275,300	3,681,173	3,381,328	4,050,338
Cash and cash equivalents at the end of the period	5,557,919	3,866,359	5,858,018	4,429,805

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

1)   OPERATIONS

a) Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly-held corporation whose corporate purpose includes operating telecommunications services; development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; exploration of value-added services; offering of integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group”), headquartered in Spain and present in several countries across Europe and Latin America.

At June 30, 2019 and December 31, 2018, Telefónica S.A.  (“Telefónica”), the Group holding company, held total direct and indirect interest in the Company of 73.58% (Note 22).

The Company is registered with the Brazilian Securities Commission ("CVM") as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and its shares are traded on the B3 (the stock exchange arising from the combination of BM&FBovespa and CETIP – Central Custody and Settlement of Securities). The Company is also listed with the  Securities and Exchange Commission ("SEC"), of the United States of America, and its American Depositary Shares ("ADSs") Level II, backed preferred shares are traded on the New York Stock Exchange ("NYSE").

b) Operations

The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV), throughout Brazil, through concessions and authorizations, as established in the General Plan of Concessions ("PGO").

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT), amended by Laws No. 9986, of July 18, 2000, and No. 12485, of September 12, 2011. The concessions are subject to supplementary regulations and plans.

In accordance with the STFC service concession agreement, every two years, during the agreement's 20-year term to December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 21).

In accordance with the SMP terms of authorization for the usage of radio frequencies, every two years after the first renewal of these agreements, the Company will pay a fee equivalent to 2% of its prior-year SMP revenue, net of applicable taxes and social contribution taxes (Note 21), and, in the 15th year, the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from Basic and Alternative Services Plans. These agreements can be extended only once for a term of 15 years.

The summarized information above on the authorizations for the use of radiofrequency bands for SMP granted to the Company is consistent with the detailed description in Note 1b) Operations in the financial statements for the year ended December 31, 2018.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

c) Corporate events in 2018

The information on the corporate restructuring, following the merger of the wholly-owned subsidiary Telefônica Data SA ("TData") by the Company, with effect from December 1, 2018, is the consistent with the detailed description in Note 1.c .1) Corporate Restructuring - 2018 in the financial statements for the year ended December 31, 2018.

2)    BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

a) Statement of compliance

The individual (Company) and consolidated quarterly financial statements were prepared and are presented in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Statements, issued by the Accounting Pronouncements Committee ("CPC") and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board ("IASB") and consistent with the deliberations issued by the CVM, applicable to the preparation of the ITRs.

b) Basis of preparation and presentation

The quarterly financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value.

All significant information in the quarterly financial statements, and solely such information, is disclosed and corresponds to that used by Company management for administration purposes.

The Statement of Cash Flows was prepared in accordance with IAS 7 - Statement of Cash Flows and reflects the changes in cash that occurred in the years presented using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("SVA"), individual and consolidated. IFRS does not require such presentation. As a result, under IFRS standards, the SVA is being presented as supplementary information, without prejudice to the overall quarterly financial statements.

These quarterly financial statements compare the quarters and six-month periods ended June 30, 2019 and 2018, except for the balance sheets, that compare the positions as at June 30, 2019 and December 31, 2018.

The Board of Directors authorized the issue of these individual and consolidated financial statements at the meeting held on July 19, 2019.

c) Functional and reporting currency

The Company’s quarterly financial statements are presented in thousands of reais, unless otherwise stated.

The Company’s functional and reporting currency is the Brazilian Real / Reais (R$). Transactions in foreign currency are translated into Brazilian reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted at the transaction date rate.

Gains and losses from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses from the translation of monetary assets and liabilities between the exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the income statement.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

d) Basis of consolidation

At June 30, 2019 and December 31, 2018, the Company holds direct equity interests in subsidiaries and joint ventures. Selected information on the Company's investees is as follows:

Investees	Type of investment	Equity interests	Country (Headquarters)	Core activity
Terra Networks Brasil S.A. ("Terra Networks")	Subsidiary	100.00%	Brazil	Telecommunications
Telefônica Transportes e Logística Ltda ("TGLog")	Subsidiary	99.99%	Brazil	Transports and logistics
POP Internet Ltda ("POP")	Subsidiary	99.99%	Brazil	Internet
Aliança Atlântica Holding B.V. ("Aliança")	Joint venture	50.00%	Brazil	Telecommunications sector holdings
Companhia AIX de Participações ("AIX")	Joint venture	50.00%	Holland	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Joint venture	50.00%	Brazil	Technical assistance in telecommunication networks

The information on the subsidiaries and joint ventures is consistent with the detailed description in Note 1.d) Basis of consolidation in the financial statements for the year ended December 31, 2018.

e) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and are regularly assessed by the operational decision-making professional in considering how to allocate funds to an individual segment and in the assessment of segment performance.  Considering that: (i) all officers’ and managers' decisions are based on consolidated reports; (ii) the Company and its subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

f)  Significant accounting practices

The information in the notes to the financial statements that did not significantly change or present irrelevant disclosures as compared to December 31, 2018 has not been repeated in its entirety in these quarterly financial statements.

The accounting policies adopted in the preparation of the quarterly financial statements in the six-month period ended June 30, 2019 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2018, except for the changes required by the new pronouncements, interpretations and amendments approved for the IASB which came into effect as of January 1, 2019, as follows:

Standards and amendments
Improvements to IFRS Standards	2015-2017 Cycle

IFRS 16	Leases

IFRIC23	Uncertainty over Income Tax Treatments

Amendments to IFRS 9	Prepayment Features with Negative Compensation

Amendments to IAS 28	Long-term Interest in associates and Joint Ventures

Amendments to IFRS 10 and IAS 28	Sale or Contribuition of Assets between na Investidor and its Associate or Joint Venture

The adoption of these standards, amendments and interpretations did not have a significant impact on the consolidated quarterly financial statements in the initial period of adoption. However, IFRS 16 - Leases is expected to have a significant impact on the consolidated quarterly financial statements at the time of its adoption and prospectively.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

The Company does not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

IFRS 16 Leases

IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Company is a lessee under a significant number of leases for various assets, such as towers and the respective land where they are located, circuits, offices, stores and commercial real estate.

The Company concluded its assessment of the impact of this new standard for such contracts. This analysis included an estimate of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease when exercise is at the sole discretion of the Company and where such exercise is reasonably certain. This depends, to a large extent, on the specific facts and circumstances applicable to the main class of assets in the telecom industry (technology, regulation, competition, business model, among others).  The Company adopted assumptions to calculate the discount rate, which was based on the incremental borrowing rate of interest over the estimated term. The Company has not separately recognize non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.

The standard allows for two transition methods: retrospectively for all periods presented, or a modified retrospective approach, where the cumulative effect of adoption is recognized at the date of initial application. The Company has adopted the modified retrospective approach as a practical expedient that allows it to avoid having to re-evaluate whether a contract is or contains a lease on the date of the initial adoption of IFRS 16. It will directly apply the new requirements to all contracts that, under the current standard, have been identified as such as leasing. Certain assumptions are permitted to be adopted on the first application in connection with the right to use, asset measurement, discount rates, impairment, leases that terminate within 12 months from the date of first adoption, direct start-up costs, and contract term of leasing.

Accordingly, the Company opted to adopt the following practical steps for transition to the new criteria: (i) use of a common discount rate for groups of contracts with similar characteristics in terms of term, contract object, currency and economic environment; (ii) non-requirement to adopt the new criteria for contracts that expire in 12 months from the date of the initial adoption; and (iii) exclusion of initial direct costs from the initial valuation of the rights-of-use assets on the date of the initial adoption.

Because of the number of contracts affected, as well as the high monetary value of future lease commitments, the adoption of IFRS 16 by the Company has had a significant impact on its financial information as of the date of its adoption (January 1, 2019), including recognition of the balance of the rights-of-use assets (Note 12) and their corresponding lease obligations (Note 19) for most of the contracts.

The following are the effects of the initial adoption of IFRS 16 on January 1, 2019:

Consolidated
Nominal value payable	9,999,696
Unrealized financial expenses	(1,381,624)
Present value payable	8,618,072

Current	1,711,092
Non-current	6,906,980

Initial adoption effects:
Property, plant and equipment (Note 12)	8,618,072
Loans, financing, debentures and leases (Note 19)	8,618,072

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

In addition, the amortization of rights-of-use assets and the recognition of interest costs over the lease obligation in the income statements replaced the amounts recognized as lease expenses in accordance with the lease standards. The classification of lease payments in the statement of cash flows is also affected by the requirements of the new lease standard.

To facilitate the understanding and comparability of information, Note 32 presents a proforma analysis of the consolidated income statement in the six-month period ended June 30, 2019, excluding the effects of adopting IFRS 16.

g) Significant accounting judgments estimates and assumptions

The preparation of the quarterly financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in applying its accounting policies. These estimates are based on experience, knowledge, information available at the end of the year, and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Final transactions involving these estimates may result in values that are different from those recorded in the quarterly financial statements due to the criteria inherent in the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these quarterly financial statements are presented in the following notes: trade accounts receivable (Note 4); income and social contribution taxes (Note 7); property, plant and equipment (Note 12); intangible assets (Note 13); provision and contingencies (Note 19); net operating income (Note 24); pension plans and other post-employment benefits (Note 30); and financial instruments and risk and capital management (Note 31), disclosed in the financial statements for the year ended December 31, 2018.

3)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06/30/19	12/31/18	06/30/19	12/31/18
Cash and banks	138,289	204,911	138,886	205,598
Short-term investments	5,419,630	3,070,389	5,719,132	3,175,730
Total	5,557,919	3,275,300	5,858,018	3,381,328

Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements with first-tier rated financial institutions, indexed to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income.

4) TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	06/30/19	12/31/18	06/30/19	12/31/18
Billed amounts	7,261,892	6,705,942	7,238,032	6,789,257
Unbilled amounts	2,616,955	2,395,503	2,677,922	2,454,810
Interconnection amounts	779,052	835,887	779,045	835,887
Amounts from related parties (Note 27)	104,105	219,637	107,023	148,814
Gross accounts receivable	10,762,004	10,156,969	10,802,022	10,228,768
Estimated impairment losses	(1,532,953)	(1,483,726)	(1,550,442)	(1,498,134)
Total	9,229,051	8,673,243	9,251,580	8,730,634

Current	8,777,874	8,246,991	8,800,403	8,304,382
Non-current	451,177	426,252	451,177	426,252

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated balances of non-current trade accounts receivable include:

	Consolidated
	06/30/19	12/31/18
Portion resale of goods to legal entities, receivable within 24 months	189,876	180,065
Portion of accounts receivable from the OI group - Bankruptcy process of companies	89,647	119,365
Soluciona IT product (1)	319,965	293,531
Nominal amount receivable	599,488	592,961
Deferred financial income	(61,285)	(84,060)
Present value of accounts receivable	538,203	508,901
Estimated impairment losses	(87,026)	(82,649)
Net amount receivable	451,177	426,252

(1)   The maturity schedule of the nominal amounts and the present value of the Soluciona IT product is up to five years.

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the period.

The following are amounts receivable, net of estimated losses for impairment of accounts receivable, by maturity:

	Company		Consolidated
	06/30/19	12/31/18	06/30/19	12/31/18
Falling due	6,911,404	6,435,875	6,952,799	6,485,154
Overdue – 1 to 30 days	1,091,927	1,087,363	1,091,675	1,096,639
Overdue – 31 to 60 days	354,826	304,864	337,203	305,019
Overdue – 61 to 90 days	214,593	201,197	216,741	200,401
Overdue – 91 to 120 days	241,352	223,730	242,317	220,221
Overdue – over 120 days	414,949	420,214	410,845	423,200
Total	9,229,051	8,673,243	9,251,580	8,730,634

At June 30, 2019 and December 31, 2018, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses for accounts receivable are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

	Company	Consolidated
Balance at 12/31/17	(1,209,369)	(1,433,471)
Initial adoption IFRS 9 on 01.01.18	(332,127)	(364,456)
Supplement to estimated losses, net of reversal (Note 24)	(664,735)	(766,722)
Write-off due to use	982,920	1,043,071
Balance at 06/30/18	(1,223,311)	(1,521,578)
Supplement to estimated losses, net of reversal	(650,801)	(766,938)
Incorporation (Note 1 c)	(293,566)	-
Write-off due to use	683,952	790,382
Balance at 12/31/18	(1,483,726)	(1,498,134)
Supplement to estimated losses, net of reversal (Note 24)	(809,913)	(823,230)
Write-off due to use	760,686	770,922
Balance at 06/30/19	(1,532,953)	(1,550,442)

The following table shows the changes in contractual assets arising from the initial adoption of IFRS 15 in the six-month period ended June 30, 2019:

	Contract assets, gross	Provision for losses	Contract assets, net
Balances as of 12.31.18	195,733	(33,708)	162,025
Additions	221,258	-	221,258
Write-offs, net	(221,337)	173	(221,164)
Balances as of 06.30.19	195,654	(33,535)	162,119

5)  INVENTORIES

	Company		Consolidated
	06/30/19	12/31/18	06/30/19	12/31/18
Materials for resale (1)	541,957	413,843	541,957	413,843
Materials for consumption	61,644	60,566	62,663	61,819
Other inventories	4,518	30,013	4,518	30,013
Gross inventories	608,119	504,422	609,138	505,675
Estimated losses from impairment or obsolescence (2)	(29,793)	(43,622)	(29,793)	(43,622)
Total	578,326	460,800	579,345	462,053

(1)  Includes, among others, mobile phones, simcards (chip) and IT equipment (Soluciona IT product).

(2)  Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 24).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

6)   PREPAID EXPENSES

	Company		Consolidated
	06/30/19	12/31/18	06/30/19	12/31/18
Fistel Fee (1)	539,027	-	539,027	-
Advertising and publicity	149,563	252,900	149,563	252,900
Insurance	31,812	24,790	31,916	24,867
Rental	46,341	32,792	46,341	32,792
Software and networks maintenance	88,896	17,472	89,203	17,485
Incremental costs - IFRS 15	297,204	255,391	297,204	255,391
Financial charges	31,516	43,853	31,516	43,853
Personnel	27,816	33,679	28,160	33,970
Taxes and other	66,068	54,593	66,441	54,717
Total	1,278,243	715,470	1,279,371	715,975

Current	1,145,390	581,261	1,146,506	581,743
Non-current	132,853	134,209	132,865	134,232

(1)    Refers to the remaining portion of the Inspection and Operation Fee amounts paid in March and April of 2019, which will be amortized through to end of 2019.

7)   INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and Social Contribution taxes recoverable

	Company		Consolidated
	06/30/19	12/31/18	06/30/19	12/31/18
Income taxes	372,141	245,403	372,813	245,883
Social contribution taxes	29,915	28,624	30,010	28,706
Total	402,056	274,027	402,823	274,589

b) Income and Social Contribution taxes payable

	Consolidated
	06/30/19	12/31/18
Income taxes	5,249	8,756
Social contribution taxes	2,230	3,253
Total	7,479	12,009

c) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

Company
	Balances at 12/31/17	Income statement	Comprehensive income	Effects of the initial adoption of IFRS 9 and IFRS 15	Balances at 06/30/18	Income statement	Comprehensive income	Incorporation (Note 1 c)	Balances at 12/31/18	Income statement	Comprehensive income	Balances at 06/30/19
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	588,750	10,654	-	-	599,404	674,080	-	-	1,273,484	569,260	-	1,842,744
Income and social contribution taxes on temporary differences (2)	(1,298,075)	(1,391,979)	556	59,958	(2,629,540)	(800,854)	31,298	142,660	(3,256,436)	(790,197)	(3,005)	(4,049,638)
Provisions for legal, labor, tax civil and regulatory contingencies	2,255,087	(144,766)	-	-	2,110,321	(191,327)	-	7,688	1,926,682	(64,654)	-	1,862,028
Trade accounts payable and other provisions	588,294	(63,062)	-	-	525,232	(46,034)	-	62,695	541,893	(53,909)	-	487,984
Customer portfolio and trademarks	254,418	(34,908)	-	-	219,510	(34,907)	-	-	184,603	(34,908)	-	149,695
Estimated losses on impairment of accounts receivable	411,187	(108,183)	-	112,923	415,927	(15,824)	-	37,576	437,679	13,644	-	451,323
Estimated losses from modems and other P&E items	199,434	4,048	-	-	203,482	(27,380)	-	28	176,130	2,349	-	178,479
Pension plans and other post-employment benefits	174,381	10,407	-	-	184,788	7,325	30,810	3,157	226,080	11,655	-	237,735
Profit sharing	100,643	(27,617)	-	-	73,026	46,985	-	8,744	128,755	(52,280)	-	76,475
Licenses	(1,636,886)	(108,165)	-	-	(1,745,051)	(108,163)	-	-	(1,853,214)	(108,165)	-	(1,961,379)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(3,598,172)	(501,384)	-	-	(4,099,556)	(501,384)	-	-	(4,600,940)	(501,384)	-	(5,102,324)
Property, plant and equipment of small value	-	(300,383)	-	-	(300,383)	(95,223)	-	-	(395,606)	(15,417)	-	(411,023)
Technological Innovation Law	(97,533)	33,697	-	-	(63,836)	13,709	-	-	(50,127)	12,969	-	(37,158)
On other temporary differences (3)	51,072	(151,663)	556	(52,965)	(153,000)	151,369	488	22,772	21,629	(97)	(3,005)	18,527
Total deferred tax assets (liabilities), non-current	(709,325)	(1,381,325)	556	59,958	(2,030,136)	(126,774)	31,298	142,660	(1,982,952)	(220,937)	(3,005)	(2,206,894)

Deferred tax assets	4,916,768				4,569,369				5,339,788			5,766,443
Deferred tax liabilities	(5,626,093)				(6,599,505)				(7,322,740)			(7,973,337)
Deferred tax assets (liabilities), net	(709,325)				(2,030,136)				(1,982,952)			(2,206,894)

Represented in the balance sheet as follows:
Deferred tax assets	-				-				-			-
Deferred tax liabilities	(709,325)				(2,030,136)				(1,982,952)			(2,206,894)

Consolidated
	Balances at 12/31/17	Income statement	Comprehensive income	Effects of the initial adoption of IFRS 9 and IFRS 15	Balances at 06/30/18	Income statement	Comprehensive income	Balances at 12/31/18	Income statement	Comprehensive income	Balances at 06/30/19
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	793,933	(8,095)	-	-	785,838	642,638	-	1,428,476	546,222	-	1,974,698
Income and social contribution taxes on temporary differences (2)	(1,131,850)	(1,349,899)	544	70,012	(2,411,193)	(801,391)	31,253	(3,181,331)	(800,050)	(3,005)	(3,984,386)
Provisions for legal, labor, tax civil and regulatory contingencies	2,298,735	(142,927)	-	-	2,155,808	(190,108)	-	1,965,700	(62,495)	-	1,903,205
Trade accounts payable and other provisions	651,417	(37,784)	-	-	613,633	(41,899)	-	571,734	(68,663)	-	503,071
Customer portfolio and trademarks	254,418	(34,908)	-	-	219,510	(34,907)	-	184,603	(34,908)	-	149,695
Estimated losses on impairment of accounts receivable	434,960	(94,954)	-	122,977	462,983	(20,707)	-	442,276	14,862	-	457,138
Estimated losses from modems and other P&E items	200,941	2,607	-	-	203,548	(27,418)	-	176,130	2,349	-	178,479
Pension plans and other post-employment benefits	174,534	13,361	-	-	187,895	7,573	30,753	226,221	11,679	-	237,900
Profit sharing	110,046	(29,883)	-	-	80,163	49,526	-	129,689	(52,659)	-	77,030
Licenses	(1,636,886)	(108,165)	-	-	(1,745,051)	(108,163)	-	(1,853,214)	(108,165)	-	(1,961,379)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(3,598,172)	(501,384)	-	-	(4,099,556)	(501,384)	-	(4,600,940)	(501,384)	-	(5,102,324)
Property, plant and equipment of small value	-	(300,383)	-	-	(300,383)	(95,223)	-	(395,606)	(15,417)	-	(411,023)
Technological Innovation Law	(97,533)	33,697	-	-	(63,836)	13,709	-	(50,127)	12,969	-	(37,158)
On other temporary differences (3)	75,690	(149,176)	544	(52,965)	(125,907)	147,610	500	22,203	1,782	(3,005)	20,980
Total deferred tax assets (liabilities), non-current	(337,917)	(1,357,994)	544	70,012	(1,625,355)	(158,753)	31,253	(1,752,855)	(253,828)	(3,005)	(2,009,688)

Deferred tax assets	5,288,176				4,973,815			5,569,885			5,963,649
Deferred tax liabilities	(5,626,093)				(6,599,170)			(7,322,740)			(7,973,337)
Deferred tax assets (liabilities), net	(337,917)				(1,625,355)			(1,752,855)			(2,009,688)

Represented in the balance sheet as follows:
Deferred tax assets	371,408				404,781			230,097			197,206
Deferred tax liabilities	(709,325)				(2,030,136)			(1,982,952)			(2,206,894)

(1)  This refers amounts recorded which, in accordance with Brazilian tax legislation, may be offset up 30% of the tax bases with no expiry date.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

(2)  This refers to amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.

(3)  These refer to deferred taxes arising from other temporary differences, such as deferred income, renewal of licenses, and subsidy on the sale of mobile phones, among others.

At June 30, 2019 and December 31, 2018, deferred tax credits (income and social contribution tax losses) were not recognized in the subsidiaries' (Innoweb and TGLog) accounting records, in the amount of R$13,471 (R$12,649 at December 31, 2018), as it is not probable that future taxable profits will be available for these subsidiaries to benefit from such tax credits.

d) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay taxes based on estimates, as per the tax auxiliary trial balance. Taxes calculated on profits up to the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of the reported tax expense and the amounts is calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) in the table below for the six-month periods ended June 30, 2019 and 2018.

	Company
	Three-month periods ended		Six-month periods ended
	06.30.19	06.30.18	06.30.19	06.30.18
Income before taxes	1,344,483	4,347,390	2,983,769	5,678,828
Income and social contribution tax expenses, at the tax rate of 34%	(457,124)	(1,478,113)	(1,014,481)	(1,930,802)
Permanent differences
Equity pickup, net of effects from interest on equity received (Note 11)	27,826	196,823	57,542	389,919
Unclaimed interest on equity	-	(14,426)	-	(14,426)
Non-deductible expenses, gifts, incentives	(19,691)	(11,824)	(28,318)	(21,407)
Tax benefit related to interest on equity allocated	522,920	136,000	760,920	136,000
Other (additions) exclusions	1,091	(9,553)	2,215	26,204
Total	75,022	(1,181,093)	(222,122)	(1,414,512)

Effective rate	-5.6%	27.2%	7.4%	24.9%
Current income and social contribution taxes	(721)	(32,978)	(1,185)	(33,187)
Deferred income and social contribution taxes	75,743	(1,148,115)	(220,937)	(1,381,325)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.19	06.30.18	06.30.19	06.30.18
Income before taxes	1,386,929	4,661,707	3,069,240	6,285,724
Income and social contribution tax expenses, at the tax rate of 34%	(471,556)	(1,584,980)	(1,043,542)	(2,137,146)
Permanent differences
Equity pickup, net of effects from interest on equity received (Note 11)	38	21	20	213
Unclaimed interest on equity	-	(14,426)	-	(14,426)
Non-deductible expenses, gifts, incentives	(19,727)	(27,213)	(28,364)	(38,054)
Tax benefit related to interest on equity allocated	522,920	136,000	760,920	136,000
Other (additions) exclusions	901	(4,812)	3,373	32,005
Total	32,576	(1,495,410)	(307,593)	(2,021,408)

Effective rate	-2.3%	32.1%	10.0%	32.2%
Current income and social contribution taxes	(29,817)	(353,170)	(53,765)	(663,414)
Deferred income and social contribution taxes	62,393	(1,142,240)	(253,828)	(1,357,994)

8) TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	06/30/19	12/31/18	06/30/19	12/31/18
State VAT (ICMS) (1)	2,664,870	2,548,998	2,664,886	2,549,006
Withholding taxes and contributions (2)	68,172	128,808	68,798	129,741
PIS and COFINS (3)	3,559,269	4,999,706	3,560,018	5,000,677
Fistel, INSS, ISS and other taxes	10,844	216,709	11,066	217,056
Total	6,303,155	7,894,221	6,304,768	7,896,480

Current	5,095,078	4,671,959	5,096,691	4,674,218
Non-current	1,208,077	3,222,262	1,208,077	3,222,262

(1)  This includes ICMS credits arising from the acquisition of property and equipment, available to offset in 48 months; requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$544,824 and R$509,920 on June 30, 2019 and December 31, 2018, respectively.

(2)  This refers to withholding income tax (“IRRF”) credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

(3)  The balances of June 30, 2019 and December 31, 2018 include the tax credits of PIS and COFINS plus interest accruals based on the SELIC, in the amounts of R$3,346,117 and R$4,915,139, respectively, arising from the final judicial processes on May 17, 2018 and August 28, 2018, in favor of the Company and its subsidiary, which recognized the right to deduct ICMS from the basis of the calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to July 2013, respectively. As at June 30, 2019, current and non-current balances were R$2,781,934 and R$564,183, respectively. As at December 31, 2018, current and non-current balances were R$2,520,990 and R$2,394,149, respectively.

The Internal Revenue Service filed a review, pursuant to Law 13,670/18, with the purpose of approving the PIS and COFINS credits resulting from the dispute that dealt with the exclusion of ICMS from the bases of these contributions. The Company has made every effort, including judicial measures, to meet in a timely manner the requests of this audit procedure and thus continue offsetting its tax credits.

The Company has three other lawsuits of the same nature in progress (including lawsuits of companies that have already been merged - GVT and Telemig), treated as contingent assets, which cover several periods between December 2001 and June 2017, whose ranges of values we estimate between R$1,700 million to R$2,200 million.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

9)   JUDICIAL DEPOSITS AND GARNISHMENTS

By law, when granted suspension of tax liability, judicial deposits are made to secure the continuance of the claims under discussion.

Judicial deposits are recorded at historical cost plus legal accruals.

	Company		Consolidated
	06/30/19	12/31/18	06/30/19	12/31/18
Judicial deposits
Tax	1,835,087	1,790,940	1,976,622	1,929,594
Labor	376,947	512,635	385,561	522,201
Civil	1,083,307	1,163,530	1,085,085	1,164,835
Regulatory	264,217	208,447	264,217	208,447
Total	3,559,558	3,675,552	3,711,485	3,825,077
Garnishments	59,319	84,134	59,896	84,937
Total	3,618,877	3,759,686	3,771,381	3,910,014

Current	292,371	312,820	292,585	313,007
Non-current	3,326,506	3,446,866	3,478,796	3,597,007

The table below presents the classified balances as at June 30, 2019 and December 31, 2018 of the tax judicial deposits (classified by tax).

	Consolidated
	06/30/19	12/31/18
Telecommunications Inspection Fund (FISTEL)	45,491	44,771
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	565,268	551,937
Universal Telecommunication Services Fund (FUST)	511,052	503,246
Social Contribution Tax for Intervention in the Economic Order (CIDE)	282,600	278,685
State Value-Added Tax (ICMS)	260,210	239,220
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	138,506	141,759
Withholding Income Tax (IRRF)	56,311	55,425
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	40,235	39,672
Other taxes, charges and contributions	76,949	74,879
Total	1,976,622	1,929,594

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

10)  OTHER ASSETS

	Company		Consolidated
	06/30/19	12/31/18	06/30/19	12/31/18
Advances to employees and suppliers	120,538	81,046	123,074	83,094
Related-party receivables (Note 27)	51,040	110,923	53,439	120,776
Receivables from suppliers	112,016	114,175	112,016	114,175
Surplus from post-employment benefit plans (Note 29)	10,975	10,920	11,054	10,997
Goods for sale (1)	272,051	-	272,051	-
Other amounts receivable	18,037	26,791	18,153	20,670
Total	584,657	343,855	589,787	349,712

Current	536,248	297,366	540,866	302,607
Non-current	48,409	46,489	48,921	47,105

(1)  Refers to the residual balance of the assets destined for sale from the agreement dated May 8, 2019, for the sale of the Tamboré and Curitiba (CIC) the data centers to a company controlled by Asterion Industrial Partners SGEIC, SA (Notes 12 and 13).

11) INVESTMENTS

a)   Information on investees

The information on subsidiaries and jointly-controlled entities is consistent with Note 11) Investments in the financial statements for the year ended December 31, 2018.

Selected financial data of the investees in which the Company holds an interest and corporate changes are described in Note 1 d.

	06/30/19				12/31/18
	Subsidiaries			Joint ventures	Subsidiaries			Joint ventures
	Terra Networks	TGLog	POP Consolidated	Aliança / AIX / ACT	Terra Networks	TGLog	POP Consolidated	Aliança / AIX / ACT

Equity interest	100.00%	99.99%	100.00%	50.00%	100.00%	99.99%	100.00%	50.00%

Summary of balance sheets:
Current assets	525,908	38,572	64,971	213,277	327,150	42,809	53,875	213,481
Non-current assets	296,414	6,678	54,098	11,148	330,735	5,045	52,255	12,327
Total assets	822,322	45,250	119,069	224,425	657,885	47,854	106,130	225,808

Current liabilities	373,602	24,658	13,536	8,646	220,428	26,915	50,302	7,103
Non-current liabilities	121,541	11,206	44,341	16,455	120,546	11,227	-	16,101
Equity	327,179	9,386	61,192	199,324	316,911	9,712	55,828	202,604
Total liabilities and equity	822,322	45,250	119,069	224,425	657,885	47,854	106,130	225,808

Investment Book value	327,179	9,386	61,192	99,662	316,911	9,712	55,828	101,302

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

	Six-month periods ended
	06/30/19				06/30/18
	Subsidiaries			Joint ventures	Subsidiaries		Joint ventures
Summary of Income Statements:	Terra Networks	TGLog	POP Consolidated	Aliança / AIX / ACT	TData Consolidated	POP Consolidated	Aliança / AIX / ACT
Net operating income	395,352	29,517	13,973	23,236	3,596,301	15,619	22,865
Operating costs and expenses	(149,716)	(29,551)	(7,162)	(23,407)	(1,915,234)	(8,355)	(22,273)
Financial income (expenses), net	1,135	(292)	1,395	451	64,567	190	549
Income and social contribution taxes	(82,628)	-	(2,842)	(160)	(604,100)	(2,795)	113
Net income (loss) for the period	164,143	(326)	5,364	120	1,141,534	4,659	1,254

Equity pickup, according to interest held	164,143	(326)	5,364	60	1,141,534	4,659	627

b)   Changes in investments

	Subsidiaries				Joint ventures
	Terra Networks	TGLog	POP Consolidated	TData Consolidated	Aliança / AIX / ACT	Goodwill (1)	Other investments (2)	Total investments - Company	Eliminations	Total investments - Consolidated
Balances at 12/31/17	-	-	38,966	1,599,350	97,222	212,058	1,680	1,949,276	(1,850,374)	98,902
Equity pick-up	-	-	4,659	1,141,534	627	-	-	1,146,820	(1,146,193)	627
Dividends	-	-	-	(963,503)	-	-	-	(963,503)	963,503	-
Initial adoption IFRS 9	-	-	(96)	(22,156)	-	-	-	(22,252)	22,252	-
Other comprehensive income	-	-	-	-	11,087	-	(151)	10,936	-	10,936
Balances at 06/30/18	-	-	43,529	1,755,225	108,936	212,058	1,529	2,121,277	(2,010,812)	110,465
Equity pick-up	(1,195)	219	12,299	425,162	(6,474)	-	-	430,011	(436,485)	(6,474)
Dividends and interest on equity	(51,785)	-	-	(300,000)	-	-	-	(351,785)	351,785	-
Incorporation (Note 1 c)	369,778	12,537	-	(1,880,374)	-	(212,058)	-	(1,710,117)	1,498,059	-
Equity transactions	-	-	-	10	-	-	-	10	(10)	-
Provision for losses on investments	-	-	-	-	-	-	(700)	(700)	-	(700)
Other comprehensive income	113	(3,044)	-	(23)	(1,160)	-	(474)	(4,588)	2,954	(1,634)
Balances at 12/31/18	316,911	9,712	55,828	-	101,302	-	355	484,108	(594,509)	101,657
Equity pick-up	164,143	(326)	5,364	-	60	-	-	169,241	(169,181)	60
Dividends	(153,875)	-	-	-	-	-	-	(153,875)	153,875	-
Other comprehensive income	-	-	-	-	(1,700)	-	108	(1,592)	-	(1,592)
Balances at 06/30/19	327,179	9,386	61,192	-	99,662	-	463	497,882	(609,815)	100,125

(1)  Goodwill from partial spin-off of “Spanish and Figueira”, which was absorbed by the Company upon merger with Telefônica Data Brasil Holding S.A. (TDBH) in 2006. Following the merger of TData (Note 1.c), this amount was reclassified to the Intangibles.

(2)  Other investments (tax incentives and interest held in companies) are measured at fair value.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

12)  PROPERTY, PLANT AND EQUIPMENT

a) Breakdown, changes and depreciation rates

	Company
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	2.50 to 92.31	6.67 to 66.67	2.50 to 92.31		10.00 to 25.00

Balances and changes:
Balance at 12/31/17	22,808,973	2,719,681	3,877,682	314,353	765,682	(227,862)	2,854,023	33,112,532
Additions	8,747	74,510	37,563	550	73,802	(8,565)	2,857,497	3,044,104
Write-offs, net	(13,250)	(131)	(7,235)	-	(1,417)	12,886	(15,072)	(24,219)
Net transfers	2,775,838	143,192	208,409	-	19,153	-	(3,171,380)	(24,788)
Depreciation (Note 24)	(1,615,930)	(697,251)	(274,998)	-	(149,390)	-	-	(2,737,569)
Balance at 06/30/18	23,964,378	2,240,001	3,841,421	314,903	707,830	(223,541)	2,525,068	33,370,060
Additions	1,923	53,820	63,389	-	92,630	(410)	3,688,255	3,899,607
Write-offs, net	(32,473)	(1,590)	(721)	(71)	(1,101)	67,142	(46,358)	(15,172)
Net transfers	2,604,906	955,188	240,220	-	106,420	-	(4,068,181)	(161,447)
Incorporation (Note 1 c)	71	5,134	3,490	-	73,130	(83)	13,305	95,047
Depreciation	(1,870,596)	(681,534)	(380,815)	-	(146,011)	-	-	(3,078,956)
Balance at 12/31/18	24,668,209	2,571,019	3,766,984	314,832	832,898	(156,892)	2,112,089	34,109,139
Initial adoption IFRS 16	91,836	-	8,525,095	-	-	-	-	8,616,931
Additions	30,794	56,824	1,111,990	-	103,285	(4,450)	3,051,914	4,350,357
Write-offs, net (3)	(6,290)	(120)	(20,244)	(271)	(868)	2,821	(7,016)	(31,988)
Net transfers	1,472,485	443,901	442,321	-	78,390	-	(2,481,718)	(44,621)
Transfers of goods destined for sale (2)	(306)	-	(172,480)	(30,585)	(67,143)	-	-	(270,514)
Depreciation (Note 24)	(1,643,891)	(709,079)	(1,356,022)	-	(145,521)	-	-	(3,854,513)
Balance at 06/30/19	24,612,837	2,362,545	12,297,644	283,976	801,041	(158,521)	2,675,269	42,874,791

At 12/31/18
Cost	79,002,076	18,032,770	16,131,867	314,832	4,874,741	(156,892)	2,112,089	120,311,483
Accumulated depreciation	(54,333,867)	(15,461,751)	(12,364,883)	-	(4,041,843)	-	-	(86,202,344)
Total	24,668,209	2,571,019	3,766,984	314,832	832,898	(156,892)	2,112,089	34,109,139

At 06/30/19
Cost	80,429,166	18,456,376	25,823,162	283,976	4,907,278	(158,521)	2,675,269	132,416,706
Accumulated depreciation	(55,816,329)	(16,093,831)	(13,525,518)	-	(4,106,237)	-	-	(89,541,915)
Total	24,612,837	2,362,545	12,297,644	283,976	801,041	(158,521)	2,675,269	42,874,791

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Annual depreciation rate (%)	2.50 to 92.31	6.67 to 66.67	2.50 to 92.31		10.00 to 25.00

Balances and changes:
Balance at 12/31/17	22,809,109	2,724,332	3,885,297	314,353	830,452	(228,052)	2,886,825	33,222,316
Additions	8,747	74,510	37,563	550	101,918	(8,565)	2,838,034	3,052,757
Write-offs, net	(13,248)	(131)	(7,364)	-	(1,417)	12,886	(15,072)	(24,346)
Net transfers	2,775,838	143,192	209,149	-	(150)	-	(3,152,890)	(24,861)
Depreciation (Note 24)	(1,615,967)	(697,682)	(276,689)	-	(162,445)	-	-	(2,752,783)
Balance at 06/30/18	23,964,479	2,244,221	3,847,956	314,903	768,358	(223,731)	2,556,897	33,473,083
Additions	1,923	55,130	64,235	-	102,123	(410)	3,689,040	3,912,041
Write-offs, net	(32,471)	(1,590)	(1,097)	(71)	(1,509)	67,249	(46,358)	(15,847)
Net transfers	2,604,906	955,188	240,220	-	124,922	-	(4,086,683)	(161,447)
Depreciation	(1,870,625)	(681,865)	(382,226)	-	(157,787)	-	-	(3,092,503)
Balance at 12/31/18	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327
Initial adoption IFRS 16	91,836	-	8,526,236	-	-	-	-	8,618,072
Additions	30,794	56,878	1,111,990	-	103,341	(4,450)	3,052,011	4,350,564
Write-offs, net (3)	(6,290)	(120)	(21,237)	(271)	(867)	2,821	(7,016)	(32,980)
Net transfers	1,472,485	443,939	442,317	-	78,390	-	(2,482,040)	(44,909)
Transfers of goods destined for sale (2)	(306)	-	(172,480)	(30,585)	(67,143)	-	-	(270,514)
Depreciation (Note 24)	(1,643,891)	(709,090)	(1,356,479)	-	(146,089)	-	-	(3,855,549)
Balance at 06/30/19	24,612,840	2,362,691	12,299,435	283,976	803,739	(158,521)	2,675,851	42,880,011

At 12.31.18
Cost	79,002,102	18,033,246	16,154,562	314,832	4,996,170	(156,892)	2,112,896	120,456,916
Accumulated depreciation	(54,333,890)	(15,462,162)	(12,385,474)	-	(4,160,063)	-	-	(86,341,589)
Total	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327

At 06/30/19
Cost	80,429,193	18,456,943	25,844,705	283,976	5,028,758	(158,521)	2,675,851	132,560,905
Accumulated depreciation	(55,816,353)	(16,094,252)	(13,545,270)	-	(4,225,019)	-	-	(89,680,894)
Total	24,612,840	2,362,691	12,299,435	283,976	803,739	(158,521)	2,675,851	42,880,011

(1)  The Company and its subsidiaries recognized estimated losses for potential obsolescence of materials used for property and equipment maintenance, based on levels of historical use and expected future use.

(2)  Refers to the residual balance of the assets destined for sale from the agreement dated May 8, 2019, for the sale of the Tamboré and Curitiba (CIC) the data centers to a company controlled by Asterion Industrial Partners SGEIC, SA (Note 10).

(3)  In the Infrastructure column, includes the amount of R$12,065 related to cancellation of lease agreements (Note 19).

The depreciation rates above were reviewed as of January 1, 2019, due to the adoption of IFRS 16, generating an increase of R$903,635 in depreciation costs and expenses in the six-month period ended June 30, 2019. The following is a comparative table of these rates.

Company / Consolidated
Description	06/30/19	12/31/18
Switching and transmission equipment and media	2.50% to 92.31%	2.50% to 25.00%
Terminal equipment / modems	6.67% to 66.67%	6.67% to 66.67%
Infrastructure	2.50% to 92.31%	2.50% to 66.67%
Other P&E assets	10.00% to 25.00%	10.00% to 25.00%

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

b)   Additional information on leases

Changes in leases, after the adoption of IFRS 16, already included in the asset movement tables (Note 12.a), are as follows.

	Consolidated
	Switching and transmission equipment	Infrastructure	Other	Total

Annual depreciation rate (%)	5.00 to 92.31	3.13 to 92.31	20.00

Balances and changes:
Balance at 12/31/18 (1)	186,554	189,455	10,950	386,959
Initial Adoption in 01.01.19	91,836	8,526,236	-	8,618,072
Additions	20,847	1,080,854	-	1,101,701
Depreciation and write-offs, net (IAS 17)	-	(30,654)	-	(30,654)
Depreciation (IFRS 16)	(17,282)	(882,488)	(3,865)	(903,635)
Cancellation of contracts	-	(12,065)	-	(12,065)
Balance at 06/30/19	281,955	8,871,338	7,085	9,160,378

(1) Includes lease under IAS 17 and provision for dismantling for the leases.

c) Property and equipment items pledged in guarantee

At June 30, 2019, the Company had property and equipment (consolidated) pledged in guarantee for lawsuits, of R$81,420 (R$94,641 at December 31, 2018).

d) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the arrangement are considered “reversible” (returnable to the concession authority). At June 30, 2019, estimated residual value of reversible assets was R$8,283,918 (R$8,621,863 at December 31, 2018), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

13) INTANGIBLE ASSETS

a) Breakdown, changes and amortization rates

	Company
	Indefinite useful life	Finite useful life
	Goodwill (1)	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00	11.76	5.13	3.60 to 6.67	6.67 to 20.00

Balances and changes:
Balance at 12/31/17	22,850,363	2,704,400	1,978,863	1,073,615	13,969,606	20,948	(499)	506,140	43,103,436
Additions	-	127,667	-	-	-	-	-	493,027	620,694
Write-offs, net	-	(16)	-	-	-	-	-	-	(16)
Net transfers	-	235,110	-	-	-	-	-	(210,322)	24,788
Amortization (Note 24)	-	(476,912)	(274,794)	(42,102)	(460,038)	(2,432)	-	-	(1,256,278)
Balance at 06/30/18	22,850,363	2,590,249	1,704,069	1,031,513	13,509,568	18,516	(499)	788,845	42,492,624
Additions	-	836,227	-	-	6,647	-	-	(243,720)	599,154
Write-offs, net	-	1	-	-	-	-	-	-	1
Net transfers	-	284,428	-	-	-	32,467	-	(155,448)	161,447
Incorporation (Note 1 c)	212,058	18,051	-	-	-	-	-	-	230,109
Amortization	-	(484,431)	(274,795)	(42,103)	(460,078)	(1,536)	-	-	(1,262,943)
Balance at 12/31/18	23,062,421	3,244,525	1,429,274	989,410	13,056,137	49,447	(499)	389,677	42,220,392
Additions	-	144,274	-	-	-	-	-	656,797	801,071
Write-offs, net	-	(7)	-	-	-	-	-	-	(7)
Net transfers	-	785,134	-	-	-	(63)	-	(740,450)	44,621
Transfers of goods destined for sale (2)	-	(1,537)	-	-	-	-	-	-	(1,537)
Amortization (Note 24)	-	(582,502)	(274,794)	(42,103)	(468,463)	(1,970)	-	-	(1,369,832)
Balance at 06/30/19	23,062,421	3,589,887	1,154,480	947,307	12,587,674	47,414	(499)	306,024	41,694,708

At 12/31/18
Cost	23,062,421	16,498,947	4,513,278	1,658,897	20,244,219	270,659	(499)	389,677	66,637,599
Accumulated amortization	-	(13,254,422)	(3,084,004)	(669,487)	(7,188,082)	(221,212)	-	-	(24,417,207)
Total	23,062,421	3,244,525	1,429,274	989,410	13,056,137	49,447	(499)	389,677	42,220,392

At 06/30/19
Cost	23,062,421	17,402,629	4,513,278	1,658,897	20,244,219	269,918	(499)	306,024	67,456,887
Accumulated amortization	-	(13,812,742)	(3,358,798)	(711,590)	(7,656,545)	(222,504)	-	-	(25,762,179)
Total	23,062,421	3,589,887	1,154,480	947,307	12,587,674	47,414	(499)	306,024	41,694,708

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill (1)	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00 to 50.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	6.67 to 20.00

Balances and changes:
Balance at 12/31/17	23,062,421	2,720,806	1,978,863	1,073,615	13,969,606	20,952	(499)	506,140	43,331,904
Additions	-	131,752	-	-	-	-	-	493,027	624,779
Write-offs, net	-	(16)	-	-	-	-	-	-	(16)
Net transfers	-	235,110	-	-	-	73	-	(210,322)	24,861
Amortization (Note 24)	-	(479,001)	(274,794)	(42,102)	(460,038)	(2,432)	-	-	(1,258,367)
Balance at 06/30/18	23,062,421	2,608,651	1,704,069	1,031,513	13,509,568	18,593	(499)	788,845	42,723,161
Additions	-	838,420	-	-	6,647	-	-	(243,720)	601,347
Net transfers	-	284,429	-	-	-	32,466	-	(155,448)	161,447
Amortization	-	(486,458)	(274,795)	(42,103)	(460,078)	(1,536)	-	-	(1,264,970)
Balance at 12/31/18	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985
Additions	-	144,632	-	-	-	-	-	657,313	801,945
Write-offs, net	-	(7)	-	-	-	-	-	-	(7)
Net transfers	-	785,134	-	-	-	(63)	-	(740,162)	44,909
Transfers of goods destined for sale (2)	-	(1,537)	-	-	-	-	-	-	(1,537)
Amortization (Note 24)	-	(582,691)	(274,794)	(42,103)	(468,463)	(1,970)	-	-	(1,370,021)
Balance at 06/30/19	23,062,421	3,590,573	1,154,480	947,307	12,587,674	47,490	(499)	306,828	41,696,274

At 12/31/18
Cost	23,062,421	16,604,769	4,513,278	1,658,897	20,244,219	270,741	(499)	389,677	66,743,503
Accumulated amortization	-	(13,359,727)	(3,084,004)	(669,487)	(7,188,082)	(221,218)	-	-	(24,522,518)
Total	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985

At 06/30/19
Cost	23,062,421	17,508,806	4,513,278	1,658,897	20,244,219	270,000	(499)	306,828	67,563,950
Accumulated amortization	-	(13,918,233)	(3,358,798)	(711,590)	(7,656,545)	(222,510)	-	-	(25,867,676)
Total	23,062,421	3,590,573	1,154,480	947,307	12,587,674	47,490	(499)	306,828	41,696,274

(1)  Goodwill information is consistent with Note 13.d) Goodwill in the financial statements for the year ended December 31, 2018.

(2)  Refers to the residual balance of the assets destined for sale from the agreement dated May 8, 2019, for the sale of the Tamboré and Curitiba (CIC) the data centers to a company controlled by Asterion Industrial Partners SGEIC, SA (Note 10).

14)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	06/30/19	12/31/18	06/30/19	12/31/18
Salaries and wages	27,801	33,803	28,961	34,767
Social charges and benefits	437,809	372,408	452,128	385,695
Profit sharing	182,688	262,270	184,537	265,433
Share-based payment plans (Note 28)	36,034	22,467	36,567	22,638
Other compensation	1,683	86,000	1,683	86,000
Total	686,015	776,948	703,876	794,533

Current	663,300	765,098	680,985	782,630
Non-current	22,715	11,850	22,891	11,903

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

15)  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	06/30/19	12/31/18	06/30/19	12/31/18
Sundry suppliers (Opex, Capex, Services e Material)	6,375,116	6,752,721	6,428,788	6,790,882
Amounts payable (operators, cobilling)	240,090	205,017	240,090	198,942
Interconnection / interlink	236,005	269,446	236,005	269,446
Related parties (Note 27)	553,587	518,949	355,427	383,512
Total	7,404,798	7,746,133	7,260,310	7,642,782

16) TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	06/30/19	12/31/18	06/30/19	12/31/18
ICMS	921,787	1,051,536	966,637	1,094,769
PIS and COFINS	341,580	505,011	346,197	512,714
Fust and Funttel	94,331	89,794	94,331	89,794
ISS, CIDE and other taxes	119,255	132,420	129,488	139,933
Total	1,476,953	1,778,761	1,536,653	1,837,210

Current	1,253,938	1,739,516	1,269,297	1,797,965
Non-current	223,015	39,245	267,356	39,245

17)  DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and interest on equity receivable from Terra Networks

Company
Balance at 12/31/18	51,785
Terra Networks supplementary dividends for 2018	153,875
Balance at 06/30/19	205,660

For purposes of the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to “Investing Activities” group of accounts.

b)   Dividends and interest on equity payable

b.1) Breakdown:

	Company / Consolidated
	06/30/19	12/31/18
Telefónica Latinoamérica Holding	2,028,397	952,217
Telefónica	2,442,509	1,146,619
SP Telecomunicações Participações	1,539,827	722,862
Telefónica Chile	4,292	2,015
Non-controlling interest	2,532,458	1,349,203
Total	8,547,483	4,172,916

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

b.2) Changes:

Company / Consolidated
Balance at 12/31/18	4,172,916
Supplementary dividends for 2018	2,468,684
Interim interest on equity (net of IRRF)	1,902,300
Payment of dividends and interest on equity	(564)
IRRF on shareholders exempt/immune from interest on equity	4,147
Balance at 06/30/19	8,547,483

For purposes of the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

Interest on equity and dividends not claimed by shareholders expire within three years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings.

18) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parties to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provision for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provision for decommissioning are as follows:

	Company
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/17	954,319	3,474,900	1,047,435	1,103,792	845,796	574,725	8,000,967
Additions (reversal), net (Note 25)	226,892	64,470	223,124	(37,302)	(21,699)	(6,862)	448,623
Other additions (reversal) (3)	(104,504)	(1,024,338)	(10,914)	-	-	8,356	(1,131,400)
Write-offs due to payment	(326,822)	(20,735)	(283,380)	(99,804)	-	-	(730,741)
Monetary restatement	83,190	154,929	63,269	18,073	(11,477)	9,875	317,859
Balances at 06/30/18	833,075	2,649,226	1,039,534	984,759	812,620	586,094	6,905,308
Additions (reversal), net	82,141	388,014	169,042	(4,535)	(5,646)	6,862	635,878
Other additions (reversal) (3)	(1)	(1,418,605)	(1,732)	-	-	7,570	(1,412,768)
Write-offs due to payment	(203,209)	(30,641)	(312,483)	(17,795)	-	-	(564,128)
Incorporation (Note 1 c)	-	22,611	-	-	-	4,755	27,366
Monetary restatement	34,746	256,924	101,379	59,787	20,301	67,340	540,477
Balances at 12/31/18	746,752	1,867,529	995,740	1,022,216	827,275	672,621	6,132,133
Additions (reversal), net (Note 25)	70,350	24,019	200,539	43,113	(14,066)	(24,207)	299,748
Other additions (reversal) (3)	-	-	437	-	-	11,249	11,686
Write-offs due to payment	(253,896)	(15,574)	(351,645)	(5,494)	-	-	(626,609)
Monetary restatement	50,302	35,354	88,809	49,606	10,597	27,458	262,126
Balances at 06/30/19	613,508	1,911,328	933,880	1,109,441	823,806	687,121	6,079,084

At 12/31/18
Current	245,804	-	132,122	-	-	-	377,926
Non-current	500,948	1,867,529	863,618	1,022,216	827,275	672,621	5,754,207

At 06/30/19
Current	269,943	-	101,849	514	-	-	372,306
Non-current	343,565	1,911,328	832,031	1,108,927	823,806	687,121	5,706,778

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/17	980,596	3,579,208	1,055,877	1,103,792	845,796	579,481	8,144,750
Additions (reversal), net (Note 25)	231,829	64,732	225,612	(37,302)	(21,699)	(6,862)	456,310
Other additions (reversal) (3)	(102,158)	(1,024,338)	(12,406)	-	-	8,356	(1,130,546)
Write-offs due to payment	(332,212)	(21,282)	(284,619)	(99,804)	-	-	(737,917)
Monetary restatement	84,993	156,520	63,729	18,073	(11,477)	9,875	321,713
Balances at 06/30/18	863,048	2,754,840	1,048,193	984,759	812,620	590,850	7,054,310
Additions (reversal), net	87,227	388,014	170,019	(4,535)	(5,646)	6,862	641,941
Other additions (reversal) (3)	2,786	(1,418,709)	(1,713)	-	-	8,396	(1,409,240)
Write-offs due to payment	(209,537)	(30,642)	(313,675)	(17,795)	-	-	(571,649)
Monetary restatement	36,162	258,394	101,979	59,787	20,301	67,340	543,963
Balances at 12/31/18	779,686	1,951,897	1,004,803	1,022,216	827,275	673,448	6,259,325
Additions (reversal), net (Note 25)	74,573	24,022	201,368	43,113	(14,066)	(24,207)	304,803
Other additions (reversal) (3)	(1,034)	-	197	-	-	11,249	10,412
Write-offs due to payment	(258,504)	(15,580)	(352,534)	(5,494)	-	-	(632,112)
Monetary restatement	52,578	36,493	89,677	49,606	10,597	27,458	266,409
Balances at 06/30/19	647,299	1,996,832	943,511	1,109,441	823,806	687,948	6,208,837

At 12/31/18
Current	245,805	-	132,124	-	-	-	377,929
Non-current	533,881	1,951,897	872,679	1,022,216	827,275	673,448	5,881,396

At 06/30/19
Current	272,195	-	101,946	514	-	-	374,655
Non-current	375,104	1,996,832	841,565	1,108,927	823,806	687,948	5,834,182

(1) Refers to contingent liabilities from the Purchase Price Allocation (PPA) on acquisition of the controlling interest of Vivo Participações in 2011 and GVTPart. in 2015.

(2) Refers to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as at the time of execution of the initial lease agreement.

(3)  Refers mainly to the amounts of inflows and losses against judicial deposits (Note 9).

a) Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	06/30/19	12/31/18	06/30/19	12/31/18
Provisions - probable losses	613,508	746,752	647,299	779,686
Possible losses	139,452	152,297	175,617	191,398

Labor provision and contingencies involve labor claims filed by former employees and outsourced employees (the latter involving subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan ("PAMA"), who, among other issues, are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been specified for these claims, since is not possible to estimate the cost to the Company in the event of loss.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

In addition, the Company is a party to Public Civil Actions filed by the Labor Public Prosecutor's Office, which demanded the Company to cease hiring an intermediary company for its activities. In August 2018, the majority of the Federal Supreme Court ("STF") Ministers judged the legality of unrestricted outsourcing, including the end activity, and asserted the subsidiary's responsibility for the service provider. However, it is expected that this decision will be published and there may be a delay in any the declaration to allow the Company to clarify the scope of the decision, including for cases that have already been settled when the application of that decision will be assessed in each case where the subject was raised. In view of these considerations, it is not possible losses to estimate the losses.

b) Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	06/30/19	12/31/18	06/30/19	12/31/18
Provisions - probable losses	1,419,244	1,867,529	1,996,832	1,951,897
Federal	472,479	442,575	557,983	526,943
State	912,635	909,547	912,635	909,547
Municipal	34,130	33,607	34,130	33,607
FUST	492,084	481,800	492,084	481,800
Possible losses	34,888,822	35,257,515	35,844,529	36,103,128
Federal	11,848,304	11,743,016	12,144,063	12,025,529
State	14,514,398	15,736,730	15,169,100	16,294,685
Municipal	645,836	632,569	651,057	637,690
FUST, FUNTTEL e FISTEL	7,880,284	7,145,200	7,880,309	7,145,224

b.1) Probable tax contingencies

Management and its legal counsel understand that the following losses are probable in the following federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are parties to administrative and legal proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated; (ii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; and (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98.

State taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) aliquot differential; (v) leasing of infrastructure necessary for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; and (vii) non-taxation of amounts granted as discounts to customers.

Municipal taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU”); (ii) Services tax (“ISS”) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

b.2) Possible tax contingencies

Management and its legal counsel understand that the following losses are possible in the following federal, state, municipal and other tax proceedings (FUST, FUNTTEL and FISTEL):

Federal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decision in different court levels.

The more significant of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (a) on compensation payment for salary losses arising from the "Plano Verão" and the "Plano Bresser"; (b) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (c) supply of meals to employees, withholding of 11% (assignment of workforce); and (d) Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) withholding income tax and CIDE on the funds remitted abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) income and social contribution taxes: (a) disallowance of costs and sundry expenses not evidenced; and (b) disallowance of expenses on goodwill of the corporate restructuring of Terra Networks and Vivo S.A., and for the takeovers of Navytree, TDBH, VivoPart. and GVTPart.; (v) deduction of COFINS on swap operation losses; (vi) PIS and COFINS: (a) accrual basis versus cash basis; (b) levied on value-added services; and (c) monthly subscription services; (vii) income tax-related incentive investments FINOR, FINAN or FUNRES; (viii) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (ix) IPI levied on shipment of fixed access units from the Company's establishment; (x) Financial transaction tax (IOF) - required on loan transactions, intercompany loans and credit transactions; and (xi) operating expenses allegedly non-deductible and related to estimated losses on the recoverable value of accounts receivable.

State taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the state level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) international calls; (iii) reversal of previously unused credits; (iv) service provided outside São Paulo state paid to São Paulo state; (v) co-billing; (vi) tax substitution with a fictitious tax base (tax guideline); (vii) use of credits related to acquisition of electric power; (viii) secondary activities, value added and supplementary services; (ix) tax credits related to opposition/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (x) deferred collection of interconnection (“DETRAF” - Traffic and Service Provision Document); (xi) credits derived from tax benefits granted by other states; (xii) disallowance of tax incentives related to cultural projects; (xiii) transfers of assets among business units owned by the Company; (xiv) communications service tax credits used in provision of services of the same nature; (xv) card donation for prepaid service activation; (xvi) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvii) DETRAF fine; (xviii) own consumption; (xix) exemption of public bodies; (xx) amounts given by way of discounts; (xxi) new tax register bookkeeping without prior authorization by tax authorities; (xxii) advertising services; (xxiii) unmeasured services; and (xxiv) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

Municipal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the municipal level, which are awaiting decision in different court levels.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus congeners; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; (h) services provided by third parties; and (i) advisory services in corporate management provided by Telefónica Latino América Holding; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to not include revenues with interconnection and Industrial Use of Dedicated Line (“EILD”) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Various delinquency notices were issued by ANATEL at the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

At June 30, 2019, the consolidated amount involved totaled R$4,620,359 (R$3,701,208 at December 31, 2018).

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are part of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, thus avoiding the improper application of Article 4, paragraph 5, of Resolution 95/13.

There are several notifications of debits drawn up by the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

At June 30, 2019, the consolidated amount involved totaled R$648,904 (R$618,473 at December 31, 2018).

Telecommunications Inspection Fund ("FISTEL")

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

At June 30, 2019, the consolidated amount involved totaled R$2,611,046 (R$2,825,543 at December 31, 2018).

c) Provisions civil and contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	06/30/19	12/31/18	06/30/19	12/31/18
Provisions - probable losses	933,880	995,740	943,511	1,004,803
Possible losses	3,437,608	3,480,441	3,451,364	3,493,655

c.1) Provision for probable civil losses

Management and its legal counsel understand that the following will result in probable losses from civil proceedings:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

•       The Company is party to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. At June 30, 2019, consolidated provision totaled R$363,599 (R$334,877 at December 31, 2018).

•       The Company and/or its subsidiaries are parties to various civil proceedings related to consumers at the administrative and judicial level, relating to the non-provision of services and/or products sold. At June 30, 2019, consolidated provision totaled R$241,601 (R$353,850 at December 31, 2018).

•       The Company and/or its subsidiaries are parties to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. At June 30, 2019, consolidated provision totaled R$338,311 (R$316,076 at December 31, 2018).

c.2) Civil contingencies assessed as possible losses

Management and its legal counsel understand that losses are possible from the following civil proceedings:

•       Collective Action filed by SISTEL Participants' Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior "status quo". This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which partially changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•       Civil Class Actions filed by ASTEL, in the state of São Paulo, and by the Brazilian National Federation of Associations of Retirees, Pensioners and Pension Fund Members of the Telecommunications Industry “(FENAPAS”), both against SISTEL, the Company and other carriers, in order to annul the spin-off of the PBS private pension plan, alleging, in short, the "windup of the supplementary private pension plan of the SISTEL Foundation", which led to various specific mirror PBS plans, and corresponding allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL relating to telecommunication carriers of the former Telebrás System.

•       The Company is party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business. At 30, 2019, the consolidated amount totaled R$3,426,867 (R$3,466,522 at December 31, 2018).

•       Terra Networks is a party to: (i) supplier action related to the transmission of events; (ii) PROCON fine (annulment action); (iii) indemnification action related to the use of content; (iv) ECAD action on copyright collection; and (v) claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual non-compliance. At June 30, 2019, the amount was R$13,482 (R$12,926 at December 31, 2018).

•       The Company has received notices regarding non-compliance with the Customer Service (“SAC”) Decree. The Company is currently party to various lawsuits (administrative and legal proceedings). At June 30, 2019 the amount was R$11,015 (R$14,207 at December 31, 2018).

•       Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed an action on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with caller ID service ("Bina"), subject to a daily fine of R$10,000.00 (ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The Company brought a Special Appeal against the aforementioned judgment in order to recognize the active illegitimacy of Lune and determine the termination of the proceedings and that action was dismissed. There is no way to determine at this time the extent of potential liabilities with respect to this claim.

•       The Company and other wireless carriers figure as defendants in several lawsuits filed by the Public Prosecutor's Office and consumer associations to challenge imposition of a period for use of prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company understands that its criteria for the period determination comply with ANATEL standards.

d) Provisions and regulatory contingencies

	Amounts involved
	Company / Consolidated
Nature/Degree of Risk	06/30/19	12/31/18
Provisions - probable losses	1,109,441	1,022,216
Possible losses	6,328,826	6,119,136

d.1) Provision for regulatory proceedings assessed as probable losses

According to the Company's management and legal counsel, the likelihood of loss of the following regulatory proceedings is probable:

The Company is party to administrative proceedings against ANATEL, filed based on an alleged failure to meet sector regulations, and to judicial proceedings to contest sanctions applied by ANATEL at the administrative level.

d.2) Regulatory contingencies assessed as possible losses

According to the Company's management and legal counsel, the likelihood of loss of the following regulatory proceedings is possible:

•       The Company is party to administrative proceedings filed by ANATEL alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level. At June 30, 2019, the consolidated amount was R$6,328,826 (R$6,119,136 at December 31, 2018).

•       Administrative and judicial proceedings discussing payment of a 2% charge on interconnection services revenue arising from the extension of right of use of SMP related radio frequencies. Under clause 1.7 of the authorization term that grants right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years) of a 2% charge calculated on net revenues from the service provider's Basic and Alternative Plans of the service company, determined in the year before that of payment.

However, ANATEL determined that in addition to revenues from Service Plans, the charge corresponding to 2% should also be levied on interconnection revenues and other operating revenues, which is not stipulated for in said clauses.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL's position.

•       In May 2018, the Company filed a lawsuit to annul ANATEL's final decision, in March of that year, in the records of the Procedure for Determining Non-Compliance of Obligations (“PADO”) for alleged violations of the fixed telephone regulation.

This PADO has been suspended for years due to the negotiations of the Term of Conduct Adjustment ("TAC"), between the Company and ANATEL. By closing the negotiations without agreement, this sanctioning administrative process was reactivated and finalized.

In the decision of March 2018, ANATEL understood that the Company had committed several infractions, especially those related to the deadlines for communication of suspension of the service of the users in default and the deadlines for the restoration of the services after payment communication.

In June 30, 2019, the amount of the fine imposed by ANATEL and object of this lawsuit is approximately R$211 million, which when interest accruals are added it totals R$494 million.  At December 31, 2018 these amounts were R$211 million, and with interest accruals totaled R$482 million.

The Company understands that the fine imposed is unlawful and undue based on the following arguments: (i) ANATEL's mistake in determining the universe of users considered in the fine (the number of affected users is lower than that considered by ANATEL) and; (ii) the calculation of a fine is disproportionate and unfounded.

The fine was not paid. However, there is an insurance guarantee presented in full value judgment.

The suit is in the first instance and is currently awaiting a date for conciliation hearing.

e) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil, labor and regulatory proceedings, as follows:

	Consolidated
	06/30/19			12/31/18
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	81,420	3,771,381	2,968,686	94,641	3,910,014	2,301,210
Total	81,420	3,771,381	2,968,686	94,641	3,910,014	2,301,210

At June 30, 2019, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment withheld by courts (except for loan-related investments) in the consolidated amount of R$55,385 (R$64,461 at December 31, 2018).

19) LOANS, FINANCING, DEBENTURES AND LEASES

At June 30, 2019, the contractual terms of the loans, financing, debentures and leases are consistent with Note 20) Loans, Financing and Debentures in the financial statements for the year ended December 31, 2018, except for the effects of the initial adoption of IFRS 16 (Note 2.f).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated
	Information as of June 30, 2019				06/30/19			12/31/18
	Currency	Annual interest rate	Maturity	Guarantees	Current	Non-current	Total	Current	Non-current	Total
Local currency					3,136,032	11,588,147	14,724,179	1,367,551	4,675,271	6,042,822

Financial institutions (a)					473,538	613,416	1,086,954	666,213	819,742	1,485,955
BNDES FINEM	URTJLP	TJLP+ 0 to 4.08%	Jul-19	(1)	30,381	-	30,381	214,012	-	214,012
BNDES FINEM	URTJLP	TJLP+ 0 to 3.38%	Aug-20	(3)	186,971	30,519	217,490	184,200	122,011	306,211
BNDES FINEM	R$	5.00%	Nov-19	(3)	6,091	-	6,091	13,403	-	13,403
BNDES FINEM	URTJLP	TJLP+ 0 to 3.12%	Jan-23	(3)	103,406	267,456	370,862	103,486	316,269	419,755
BNDES FINEM	R$	4.00% to 6.00%	Jan-23	(3)	35,359	69,189	104,548	37,837	94,516	132,353
BNDES FINEM	R$	Selic Acum. D-2 + 2.32%	Jan-23	(3)	82,413	212,347	294,760	80,014	245,887	325,901
BNDES PSI	R$	2.5% to 5.5%	Jan-23	(2)	13,890	1,571	15,461	18,207	1,263	19,470
BNB	R$	7.06% to 10%	Aug-22	(4)	15,027	32,334	47,361	15,054	39,796	54,850

Suppliers (b)	R$	109.0% to 117.0% of CDI	Jul-20		627,465	10,354	637,819	524,244	-	524,244

Debentures (c)					125,218	3,052,210	3,177,428	123,961	3,049,949	3,173,910
4th issue – Series 3	R$	IPCA+4.00%	Oct-19	(5)	42,412	-	42,412	41,121	-	41,121
1st issue – Minas Comunica	R$	IPCA+0.50%	Jul-21	(5)	27,030	54,061	81,091	26,250	52,499	78,749
5th issue	R$	108.25% of CDI	Feb-22	(5)	50,171	1,998,247	2,048,418	51,233	1,997,694	2,048,927
6th issue	R$	100% of CDI + 0.24%	Nov-20	(5)	5,605	999,902	1,005,507	5,357	999,756	1,005,113

Leases (d)	R$	4.66%			1,909,811	7,437,004	9,346,815	53,133	339,894	393,027

Contingent consideration (e)	R$	Selic			-	475,163	475,163	-	465,686	465,686

Foreign currency					13,526	-	13,526	96,615	-	96,615

Financial institutions (a)					13,526	-	13,526	96,615	-	96,615
BNDES FINEM	UMBND	ECM + 2.38%	Jul-19	(1)	13,526	-	13,526	96,615	-	96,615
Total					3,149,558	11,588,147	14,737,705	1,464,166	4,675,271	6,139,437

Guarantees

(1)  Guarantee in receivables relating to 15% of the outstanding debt balance or four times the largest installment, whichever is higher.

(2)  Pledge of financed assets.

(3)  Assignment of receivables corresponding to 20% of outstanding debt balance or one time the last installment of sub-credit facility "A" (UMIPCA) plus five times the last installment of each of the other sub-credit facilities, whichever is greater.

(4)  Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$12,856 and R$12,473 at June 30, 2019 and December 31, 2018, respectively.

(5)  Unsecured.

a)  Loans and financing – Financial Institutions

Some financing agreements with the BNDES described above, have lower interest rates than those prevailing in the market. These operations fall within the scope of IAS 20 and thus the subsidies granted by BNDES up to December 31, 2017 were adjusted to present value and deferred in accordance with the useful lives of the financed assets, resulting in a balance as at June 30, 2019 of R$17,754 (R$21,620 at December 31, 2018), Note 20.

The grants granted by BNDES as of January 1, 2018 were adjusted to present value, recorded in property, plant and equipment and are being depreciated according to the useful lives of the financed assets.

b) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 109.0% to 117.0% of the CDI (107.9% to 115.9% of the CDI as at December 31, 2018).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

c) Debentures

Transaction costs in connection with the 4th, 5th and 6th issues, totaling R$3,251 at June 30, 2019 (R$3,951 at December 31, 2018), were treated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

d) Leases

The Company has agreements classified as lease agreements as a lessee: (i) lease of towers and rooftops arising from sale and leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

The following are the balances of lease payments payable, including the effects of the adoption of IFRS 16 (Note 2.f):

	Consolidated
	06/30/19	12/31/18
Nominal value payable	10,669,178	766,215
Unrealized financial expenses	(1,322,363)	(373,188)
Present value payable	9,346,815	393,027

Current	1,909,811	53,133
Non-current	7,437,004	339,894

The following is a schedule of the amounts payable on leases as at June 30, 2019, settled in nominal amounts and at present value:

	Consolidated
Year	Nominal value payable	Present value payable
1 to 12 months	2,062,941	1,909,811
13 to 24 months	1,827,916	1,636,575
25 to 36 months	1,656,020	1,468,055
37 to 48 months	1,420,069	1,242,186
49 to 60 months	1,122,360	969,970
From 61 months	2,579,872	2,120,218
Total	10,669,178	9,346,815

The weighted average rate of lease contracts at June 30, 2019 is 4.66%, with an average maturity of 6.04 years.

There were no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at June 30, 2019 and December 31, 2018.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

e) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart., a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income tax and social contribution on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. If these funds are realized (being reimbursed, refunded, or via netting), they will be returned to Vivendi, as long as they are obtained in a final unappealable decision. Reimbursement will be made within 15 years and this amount is subject to monthly restatement at the SELIC rate.

f) Repayment schedule

At June 30, 2019, the breakdown of non-current loans, financing, debentures, leases and contingent consideration by year of maturity was as follows:

	Consolidated
Year	Loans and financing - financial institutions	Financing - suppliers	Debentures	Leases	Contingent consideration	Total
13 to 24 months	265,671	10,354	2,025,180	1,636,575	-	3,937,780
25 to 36 months	228,257	-	1,027,030	1,468,055	-	2,723,342
37 to 48 months	119,488	-	-	1,242,186	-	1,361,674
49 to 60 months	-	-	-	969,970	-	969,970
From 61 months	-	-	-	2,120,218	475,163	2,595,381
Total	613,416	10,354	3,052,210	7,437,004	475,163	11,588,147

g)  Covenants

Loans and financing with BNDES and debentures carry specific covenants involving a penalty in the event of breach of contract. A breach of contract as provided for in the agreements with the institutions listed above is characterized as non-compliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

At June 30, 2019 and December 31, 2018 the Company was in compliance with all economic and financial indices.

h)  Changes

Changes in loans and financing, debentures, leases agreements and contingent considerations are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Loans and financing	Debentures	Leases	Financing - suppliers	Contingent consideration	Total
Balance at 12.31.17	2,502,346	4,520,739	385,460	607,152	446,144	8,461,841
Additions	-	-	10,613	228,507	-	239,120
Government grants (Note 20)	(40)	-	-	-	-	(40)
Financial charges (Note 26)	91,142	140,423	7,386	16,334	9,818	265,103
Issue costs	-	771	-	-	-	771
Foreign exchange variation (Note 26)	27,489	-	-	-	-	27,489
Write-offs (payments)	(560,649)	(1,462,948)	(26,238)	(438,486)	-	(2,488,321)
Balance at 06.30.18	2,060,288	3,198,985	377,221	413,507	455,962	6,505,963
Additions	-	-	8,059	277,890	-	285,949
Financial charges	78,629	101,992	38,115	16,835	9,724	245,295
Issue costs	-	700	-	-	-	700
Foreign exchange variation	1,359	-	-	-	-	1,359
Write-offs (payments)	(557,706)	(127,767)	(30,368)	(183,988)	-	(899,829)
Balance at 12.31.18	1,582,570	3,173,910	393,027	524,244	465,686	6,139,437
Initial adoptions IFRS 16 in 01.01.19 (Note 1 f)	-	-	8,618,072	-	-	8,618,072
Additions	-	-	1,101,701	338,650	-	1,440,351
Financial charges (Note 26)	57,913	103,028	218,135	19,260	9,477	407,813
Issue costs	-	700	-	-	-	700
Foreign exchange variation (Note 26)	(908)	-	-	-	-	(908)
Write-offs (cancellation of contracts)	-	-	(12,065)	-	-	(12,065)
Write-offs (payments)	(539,095)	(100,210)	(972,055)	(244,335)	-	(1,855,695)
Balance at 06.30.19	1,100,480	3,177,428	9,346,815	637,819	475,163	14,737,705

i)  Additions and payments

The following is a summary of additions and payments made during in the six-month period ended June 30, 2019.

	Consolidated
		Write-offs (payments)
	Additions	Principal	Financial charges	Total
Loans and financing	-	(493,091)	(46,004)	(539,095)
BNDES	-	(485,629)	(44,278)	(529,907)
BNB	-	(7,462)	(1,726)	(9,188)
Debêntures	-	-	(100,210)	(100,210)
5th issue	-	-	(68,261)	(68,261)
6th issue	-	-	(31,949)	(31,949)
Suppliers	338,650	(228,596)	(15,739)	(244,335)
Leases (1)	9,719,773	(766,847)	(205,208)	(972,055)
Total	10,058,423	(1,488,534)	(367,161)	(1,855,695)

(1) Additions include the amount of the initial adoption of IFRS 16 (Note 2.f).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

20)  DEFERRED REVENUE

	Company / Consolidated
	06/30/19	12/31/18
Disposal of PP&E (1)	56,361	89,835
Government grants (2)	84,904	94,335
Contractual Liabilities - IFRS 15 (3)	501,981	532,207
Other (4)	59,515	59,658
Total	702,761	776,035

Current	485,550	525,509
Non-current	217,211	250,526

(1)  Includes the net balances of the residual values from sale of non-strategic towers and rooftops, which are transferred to income as the conditions for recognition are fulfilled.

(2)  This refers to: i) government subsidy arising from funds obtained from BNDES credit lines to be used in the acquisition of domestic equipment, which have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(3)  Refers to the balance of contractual liabilities arising from the adoption of IFRS 15.

(4)  Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service.

The following table shows the changes in contractual liabilities (IFRS 15), mainly related to the sale of prepaid credits in the six-month period ended June 30, 2019:

Balances as of 12.31.18	532,207
Additions	3,459,470
Write-offs, net	(3,489,696)
Balances as of 06.30.19	501,981

Current	463,691
Non-current	38,290

21) OTHER LIABILITIES

	Company		Consolidated
	06/30/19	12/31/18	06/30/19	12/31/18
Liabilities with ANATEL (1)	283,592	346,950	283,592	346,950
Liabilities with related parties (Note 27)	111,737	25,198	118,198	31,716
Third-party withholdings (2)	240,295	117,615	243,215	120,711
Surplus from post-employment benefit plans (Note 29)	704,571	674,948	709,357	679,478
Amounts to be refunded to subscribers	45,033	56,941	45,033	56,897
Other liabilities	30,777	61,279	31,003	61,957
Total	1,416,005	1,282,931	1,430,398	1,297,709

Current	447,529	357,535	457,527	368,376
Non-current	968,476	925,396	972,871	929,333

(1)  Includes the cost of renewing STFC and SMP licenses.

(2)  This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

22)  EQUITY

a) Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common and preferred shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Brazilan Corporation Law (Law nº 6404/76, Article 166, item IV) - establishes that capital may be increased by means of a Special Shareholders’ Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

Capital increases do not necessarily observe the proportion between the number of shares of each class to be maintained, however the number of non-voting or restricted-voting preferred shares must not exceed 2/3 of total shares issued.

Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the Articles of Incorporation but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per Article 7 of the Company's Articles of Incorporation and item II, paragraph 1, Article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years and this right will be kept until payment of said dividend.

Subscribed and paid-in capital at June 30, 2019 and December 31, 2018 amounted to R$63,571,416, divided into shares without par value, held as follows:

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%
Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile	920,866	0.16%	15,647	0.00%	936,513	0.06%
Other shareholders	29,320,789	5.13%	415,131,868	37.09%	444,452,657	26.28%
Treasury Shares	2,290,164	0.40%	983	0.00%	2,291,147	0.14%
Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%
Treasury Shares	(2,290,164)		(983)		(2,291,147)
Total shares outstanding	569,354,053		1,119,339,723		1,688,693,776

b) Capital reserves

The information on the capital reserves, is the same as in Note 23) Equity, item b), disclosed in the financial statements for the year ended December 31, 2018.

c) Income reserves

The information on the income reserves, is the same as in Note 23) Equity, item c), disclosed in the financial statements for the year ended December 31, 2018.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

d) Dividend and interest on equity

The amounts of IOE are calculated and stated net of Withholding Income Tax (IRRF). Exempt shareholders received the full IOE amount, without withholding income tax at source.

The gross and net values for the preferred shares are 10% higher than those attributed to each common share, as per article 7 of the Company's Articles of Incorporation.

d.1)  Interim interest on equity for 2019

In meetings of the Board of Directors of the Company, ad referendum the Annual Shareholders’ Meeting approved the allocations of interim interest on equity, for 2019, pursuant to Article 28 of the Company's Bylaws, Article 9 of Law 9249/95 and CVM Deliberation 638/12, which will be allocated to the mandatory minimum dividend for the year of 2019, as follows:

Dates			Gross Amount			Net Value			Amount per Share
Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

02/15/19	02/28/19	Until 12/31/20	221,338	478,662	700,000	188,137	406,863	595,000	0.33044031480	0.36348434628
04/17/19	04/30/19	Until 12/31/20	180,233	389,767	570,000	153,198	331,302	484,500	0.26907282777	0.29598011054
06/17/19	06/28/19	Until 12/31/20	306,079	661,921	968,000	260,167	562,633	822,800	0.45695174961	0.50264692458
Total			707,650	1,530,350	2,238,000	601,503	1,300,798	1,902,300

d.2)  Dividends and interest on equity for 2018

On April 11, 2019, the Company's Ordinary General Meeting unanimously approved the proposal for the allocation of interest on equity and dividends for the year ended December 31, 2018. On that same date, the Company's Board of Executive Officers informed shareholders the dates for the payment of these interest on shareholders' equity and dividends, as follows:

	Dates			Gross Amount			Net Value			Amount per Share
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

IOE	06/18/18	06/29/18	08/20/19	126,479	273,521	400,000	107,507	232,493	340,000	0.18882303703	0.20770534073
IOE	09/05/18	09/17/18	08/20/19	885,353	1,914,647	2,800,000	752,550	1,627,450	2,380,000	1.32176125923	1.45393738515
IOE	12/04/18	12/17/18	12/17/19	426,867	923,133	1,350,000	362,837	784,663	1,147,500	0.63727774998	0.70100552498
Dividends	04/11/19	12/17/18	12/17/19	780,592	1,688,092	2,468,684	780,592	1,688,092	2,468,684	1.37101294520	1.50811423972
Total	Total			2,219,291	4,799,393	7,018,684	2,003,486	4,332,698	6,336,184

d.3) Unclaimed dividends and interest on equity

Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to the statute of limitation three years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE to equity once the statute of limitation occurred.

e) Other comprehensive income

Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Changes in other comprehensive income are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Financial assets at fair value through other comprehensive income	Derivative transactions	Currency translation effects - foreign investments	Total
Balances at 12/31/17	(8,658)	1,954	28,032	21,328
Translation gains	-	-	11,087	11,087
Losses from future contracts	-	(956)	-	(956)
Losses on financial assets	(100)	-	-	(100)
Balances at 06/30/18	(8,758)	998	39,119	31,359
Translation losses	-	-	(1,160)	(1,160)
Losses from future contracts	-	(662)	-	(662)
Losses on financial assets	(312)	-	-	(312)
Balances at 12/31/18	(9,070)	336	37,959	29,225
Translation losses	-	-	(1,700)	(1,700)
Gains from future contracts	-	5,762	-	5,762
Gains on financial assets	72	-	-	72
Balances at 06/30/19	(8,998)	6,098	36,259	33,359

f) Company Share Repurchase Program

At December 7, 2018 the Company's Board of Directors, in accordance with Article 17, item XV of the Bylaws, approved a program for the repurchase of common and preferred shares issued by the Company itself, pursuant to CVM Instruction 567, of September 17, 2015, which had as its objective the acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or maintenance in treasury, without reducing the capital stock, to increase shareholder value through the efficient application of available resources in cash and optimize the Company's capital allocation.

The repurchase will be made through the use of the balance of capital reserve included in the balance sheet of September 30, 2018.

This program will be in force until June 6, 2020, with the acquisitions made on B3, at market prices, observing the legal and regulatory limits. The maximum amounts authorized for acquisition are 583,422 common shares and 37,736,465 preferred shares.

During the six-month period ended June 30, 2019, there were no acquisitions of shares within the Company's share repurchase program to be held in treasury for further sale and / or cancellation.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares.

The following table shows the calculation of earnings per share in the three and six-month periods ended June 30, 2019 and 2018:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

	Company
	Three-month periods ended		Six-month periods ended
	06.30.19	06.30.18	06.30.19	06.30.18
Net income for the period attributable to shareholders:	1,419,505	3,166,297	2,761,647	4,264,316
Common shares	448,844	1,001,175	873,226	1,348,366
Preferred shares	970,661	2,165,122	1,888,421	2,915,950

Number of shares, in thousands:	1,688,694	1,688,694	1,688,694	1,688,694
Weighted average number of outstanding common shares for the period	569,354	569,354	569,354	569,354
Weighted average number of outstanding preferred shares for the period	1,119,340	1,119,340	1,119,340	1,119,340

Basic and diluted earnings per share:
Common shares (R$)	0.79	1.76	1.53	2.37
Preferred shares (R$)	0.87	1.93	1.69	2.61

23)  NET OPERATING REVENUE

	Company
	Three-month periods ended		Six-month periods ended
	06.30.19	06.30.18	06.30.19	06.30.18
Gross operating revenue	16,120,003	14,298,546	32,562,223	28,771,148
Services (1)	14,666,273	13,310,344	29,769,979	26,856,080
Sale of goods (2)	1,453,730	988,202	2,792,244	1,915,068

Deductions from gross operating revenue	(5,447,369)	(5,279,057)	(11,126,236)	(10,608,859)
Tax	(3,447,145)	(3,392,747)	(6,895,849)	(6,942,523)
Services	(3,143,031)	(3,266,134)	(6,318,416)	(6,645,361)
Sale of goods	(304,114)	(126,613)	(577,433)	(297,162)

Discounts granted and return of goods	(2,000,224)	(1,886,310)	(4,230,387)	(3,666,336)
Services	(1,580,534)	(1,502,976)	(3,433,097)	(2,912,582)
Sale of goods	(419,690)	(383,334)	(797,290)	(753,754)

Net operating revenue	10,672,634	9,019,489	21,435,987	18,162,289
Services	9,942,708	8,541,234	20,018,466	17,298,137
Sale of goods	729,926	478,255	1,417,521	864,152

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.19	06.30.18	06.30.19	06.30.18
Gross operating revenue	16,344,923	16,343,862	33,028,340	32,678,252
Services (1)	14,891,224	15,229,996	30,236,184	30,566,404
Sale of goods (2)	1,453,699	1,113,866	2,792,156	2,111,848

Deductions from gross operating revenue	(5,475,091)	(5,520,464)	(11,183,772)	(11,065,893)
Tax	(3,474,851)	(3,632,818)	(6,953,332)	(7,395,713)
Services	(3,170,737)	(3,490,000)	(6,375,899)	(7,072,621)
Sale of goods	(304,114)	(142,818)	(577,433)	(323,092)

Discounts granted and return of goods	(2,000,240)	(1,887,646)	(4,230,440)	(3,670,180)
Services	(1,580,550)	(1,504,311)	(3,433,150)	(2,916,425)
Sale of goods	(419,690)	(383,335)	(797,290)	(753,755)

Net operating revenue	10,869,832	10,823,398	21,844,568	21,612,359
Services	10,139,937	10,235,685	20,427,135	20,577,358
Sale of goods	729,895	587,713	1,417,433	1,035,001

(1)  These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2)  These include sale of goods (handsets, SIM cards and accessories) and equipment of “Soluciona TI”.

No single customer accounted for more than 10% of gross operating revenues in the three and six-month periods ended June 30, 2019 and 2018.

All amounts in net income are included in the income and social contribution tax bases.

24) OPERATING COSTS AND EXPENSES

	Company
	Three-month periods ended
	06.30.19				06.30.18
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(176,927)	(635,998)	(96,574)	(909,499)	(200,917)	(571,051)	(133,096)	(905,064)
Third-party services	(1,676,776)	(1,700,142)	(280,013)	(3,656,931)	(1,491,978)	(1,722,092)	(341,274)	(3,555,344)
Rental, insurance, condominium and connection means	(324,293)	(17,292)	(14,756)	(356,341)	(762,585)	(37,892)	(47,236)	(847,713)
Taxes, charges and contributions	(402,150)	(10,639)	(4,405)	(417,194)	(415,932)	(6,548)	(9,797)	(432,277)
Estimated impairment losses on accounts receivable	-	(395,095)	-	(395,095)	-	(308,728)	-	(308,728)
Depreciation and amortization	(2,060,459)	(373,640)	(202,553)	(2,636,652)	(1,543,517)	(336,292)	(124,348)	(2,004,157)
Cost of goods sold	(751,763)	-	-	(751,763)	(502,996)	-	-	(502,996)
Materials and other operating costs and expenses	(7,294)	(37,476)	(6,429)	(51,199)	(9,447)	(78,582)	(6,291)	(94,320)
Total	(5,399,662)	(3,170,282)	(604,730)	(9,174,674)	(4,927,372)	(3,061,185)	(662,042)	(8,650,599)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

	Company
	Six-month periods ended
	06.30.19				06.30.18
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(355,193)	(1,273,874)	(169,207)	(1,798,274)	(384,400)	(1,123,556)	(219,399)	(1,727,355)
Third-party services	(3,348,944)	(3,417,222)	(552,798)	(7,318,964)	(2,946,792)	(3,404,074)	(629,773)	(6,980,639)
Rental, insurance, condominium and connection means	(671,339)	(42,509)	(29,285)	(743,133)	(1,454,496)	(74,498)	(92,214)	(1,621,208)
Taxes, charges and contributions	(807,355)	(21,654)	(14,264)	(843,273)	(822,154)	(14,809)	(19,669)	(856,632)
Estimated impairment losses on accounts receivable (Note 4)	-	(809,913)	-	(809,913)	-	(664,735)	-	(664,735)
Depreciation and amortization	(4,111,044)	(741,791)	(371,510)	(5,224,345)	(3,080,395)	(670,439)	(243,013)	(3,993,847)
Cost of goods sold	(1,505,967)	-	-	(1,505,967)	(937,540)	-	-	(937,540)
Materials and other operating costs and expenses	(15,298)	(67,333)	(13,989)	(96,620)	(27,332)	(124,773)	(9,049)	(161,154)
Total	(10,815,140)	(6,374,296)	(1,151,053)	(18,340,489)	(9,653,109)	(6,076,884)	(1,213,117)	(16,943,110)

	Consolidated
	Three-month periods ended
	06.30.19				06.30.18
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(182,869)	(640,861)	(98,565)	(922,295)	(240,833)	(663,452)	(159,970)	(1,064,255)
Third-party services	(1,690,710)	(1,709,835)	(280,902)	(3,681,447)	(1,718,417)	(1,800,253)	(313,476)	(3,832,146)
Rental, insurance, condominium and connection means	(324,527)	(17,291)	(14,844)	(356,662)	(764,717)	(38,868)	(51,415)	(855,000)
Taxes, charges and contributions	(404,505)	(10,638)	(4,437)	(419,580)	(428,268)	(6,610)	(9,774)	(444,652)
Estimated impairment losses on accounts receivable	-	(397,221)	-	(397,221)	-	(368,642)	-	(368,642)
Depreciation and amortization	(2,060,692)	(373,842)	(202,663)	(2,637,197)	(1,549,149)	(336,400)	(127,311)	(2,012,860)
Cost of goods sold	(751,763)	-	-	(751,763)	(591,113)	-	-	(591,113)
Materials and other operating costs and expenses	(7,942)	(37,939)	(6,647)	(52,528)	(11,219)	(77,461)	(8,890)	(97,570)
Total	(5,423,008)	(3,187,627)	(608,058)	(9,218,693)	(5,303,716)	(3,291,686)	(670,836)	(9,266,238)

	Consolidated
	Six-month periods ended
	06.30.19				06.30.18
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(368,393)	(1,284,509)	(173,030)	(1,825,932)	(457,562)	(1,300,329)	(265,619)	(2,023,510)
Third-party services	(3,375,182)	(3,433,592)	(554,721)	(7,363,495)	(3,371,564)	(3,536,044)	(616,164)	(7,523,772)
Rental, insurance, condominium and connection means	(671,880)	(42,509)	(29,475)	(743,864)	(1,455,830)	(75,688)	(106,245)	(1,637,763)
Taxes, charges and contributions	(813,536)	(21,654)	(14,403)	(849,593)	(841,980)	(14,893)	(19,752)	(876,625)
Estimated impairment losses on accounts receivable (Note 4)	-	(823,230)	-	(823,230)	-	(766,722)	-	(766,722)
Depreciation and amortization (1)	(4,111,495)	(742,304)	(371,771)	(5,225,570)	(3,092,188)	(670,557)	(248,405)	(4,011,150)
Cost of goods sold	(1,505,967)	-	-	(1,505,967)	(1,075,472)	-	-	(1,075,472)
Materials and other operating costs and expenses	(16,562)	(67,801)	(14,392)	(98,755)	(30,050)	(126,155)	(15,467)	(171,672)
Total	(10,863,015)	(6,415,599)	(1,157,792)	(18,436,406)	(10,324,646)	(6,490,388)	(1,271,652)	(18,086,686)

(1)  Includes the consolidated amount of R$903,635 and R$14,632 in the six-month periods ended June 30, 2019 and 2018, respectively, related to the leases depreciation.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

25)  OTHER OPERATING INCOME (EXPENSES)

	Company
	Three-month periods ended		Six-month periods ended
	06.30.19	06.30.18	06.30.19	06.30.18
Recovered expenses and fines (1)	127,726	2,104,894	267,160	2,183,931
Provisions for labor, tax, civil, regulatory and contingent liabilities (Note 18) (2)	(167,228)	(406,697)	(323,955)	(616,200)
Net gain (loss) on asset disposal/loss	7,181	(9,188)	47,741	(8,601)
Other operating income (expenses)	39,292	281,904	60,888	520,073
Total	6,971	1,970,913	51,834	2,079,203

Other operating income	174,199	2,386,211	375,789	2,704,004
Other operating expenses	(167,228)	(415,298)	(323,955)	(624,801)
Total	6,971	1,970,913	51,834	2,079,203

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.19	06.30.18	06.30.19	06.30.18
Recovered expenses and fines (1)	129,076	2,146,136	269,885	2,234,780
Provisions for labor, tax, civil, regulatory and contingent liabilities (Note 18) (2)	(171,519)	(410,447)	(329,010)	(623,887)
Net gain (loss) on asset disposal/loss	7,181	(9,341)	46,746	(8,552)
Other operating income (expenses)	11,848	(92,973)	3,963	(141,301)
Total	(23,414)	1,633,375	(8,416)	1,461,040

Other operating income	148,105	2,145,347	320,594	2,234,780
Other operating expenses	(171,519)	(511,972)	(329,010)	(773,740)
Total	(23,414)	1,633,375	(8,416)	1,461,040

(1)  The three and six-month periods ended June 30, 2018, includes tax credits amount to R$1,974,941 (Company) and R$2,004,686 (Consolidated), from the final court proceeding in the Superior Court of Justice, in favor of the Company and its subsidiary TData, which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the period from September 2003 to July 2014.

(2)   The provisions for labor, tax, civil, regulatory and contingent liabilities, for the three and six-month periods ended June 30, 2018, include write-offs of judicial deposits in the amount of R$160,715.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

26) FINANCIAL INCOME (EXPENSES)

	Company
	Three-month periods ended		Six-month periods ended
	06.30.19	06.30.18	06.30.19	06.30.18
Financial Income
Interest income	64,759	50,872	118,427	109,000
Interest receivable (customers, taxes and other)	52,705	36,826	124,196	63,031
Gain on derivative transactions (Note 30)	63,030	68,146	158,486	123,759
Foreign exchange variations on loans and financing (Note 19)	1,014	112	4,944	9,459
Other revenues from foreign exchange and monetary variation (1)	15,205	1,862,803	78,439	1,943,937
Other financial income	52,354	(21,518)	82,962	(1,715)
Total	249,067	1,997,241	567,454	2,247,471

Financial Expenses
Loan, financing, debenture, leases charges and contingent consideration (Note 19) (3)	(212,894)	(107,848)	(407,776)	(265,103)
Foreign exchange variation on loans and financing (Note 19)	(829)	(27,332)	(4,036)	(36,948)
Loss on derivative transactions (Note 30)	(52,564)	(79,683)	(129,079)	(127,756)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(28,893)	(33,081)	(31,937)	(62,189)
Other expenses with foreign exchange and monetary variation	(157,573)	(209,682)	(281,555)	(376,651)
IOF, Pis, Cofins and other financial expenses (2)	(38,603)	(110,920)	(45,875)	(145,198)
Total	(491,356)	(568,546)	(900,258)	(1,013,845)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.19	06.30.18	06.30.19	06.30.18
Financial Income
Interest income	68,645	57,832	123,942	129,799
Interest receivable (customers, taxes and other)	53,303	41,334	125,310	71,518
Gain on derivative transactions (Note 30)	63,030	68,309	159,101	124,888
Foreign exchange variations on loans and financing (Note 19)	1,014	112	4,944	9,459
Other revenues from foreign exchange and monetary variation (1)	16,658	1,895,319	81,882	1,978,640
Other financial income	52,369	(14,355)	82,985	13,243
Total	255,019	2,048,551	578,164	2,327,547

Financial Expenses
Loan, financing, debenture, finance lease charges and indemnification liability (Note 19) (3)	(212,912)	(107,848)	(407,813)	(265,103)
Foreign exchange variation on loans and financing (Note 19)	(829)	(27,331)	(4,036)	(36,948)
Loss on derivative transactions (Note 30)	(52,564)	(81,482)	(129,316)	(130,321)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(29,192)	(33,964)	(32,582)	(63,839)
Other expenses with foreign exchange and monetary variation	(161,326)	(212,775)	(288,228)	(383,314)
IOF, Pis, Cofins and other financial expenses (2)	(39,106)	(114,041)	(46,755)	(149,638)
Total	(495,929)	(577,441)	(908,730)	(1,029,163)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

(1)     For the three and six-month periods ended June 30, 2018, includes indexation for inflation accruals of R$1,808,684 (Company) and R$1,837,769 (Consolidated), on the tax credits arising from the claim decided by the Superior Court of Justice in favor of the Company and its subsidiary TData, which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the period from September 2003 to July 2014.

(2)     For the three and six-month periods ended June 30, 2018, includes the amount of R$85,456 of PIS and COFINS on the indexation for inflation credits in (1) above.

(3)     Includes the consolidated amounts of R$218,135 and R$7,386 in the six-month periods ended June 30, 2019 and 2018, respectively, related to leases charges.

27) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)   Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties as follows:

a)   Fixed and mobile telephony services provided by Telefónica Group companies;

b)   Digital TV services provided by Media Networks Latino America;

c)   Lease, maintenance of safety equipment and civil construction services, provided by Telefônica Inteligência e Segurança Brasil;

d)   Corporate services passed through at the cost effectively incurred for these services;

e)   Right to use certain software licenses, including maintenance and support, provided by Telefónica Global Technology;

f)    International transmission infrastructure for several data circuits and roaming services provided by Telxius Cable Brasil, Telefónica International Wholesale Services Espanha, Telefónica USA; and Media Net Br;

g)   Operations by Telefónica Group companies, relating to the purchase of internet content, advertising and auditing services;

h)   Marketing services provided by Telefónica Group companies;

i)    Information access services through the electronic communications network, provided by Telefonica de Espanha;

j)    Data communication services and integrated solutions provided by Telefónica International Wholesale Services Espanha and Telefónica USA;

k)   Long distance call and international roaming services provided by Telefónica Group companies;

l)    Sundry expenses and costs to be reimbursed by Telefónica Group companies;

m)  Brand fee for assignment of rights to use the brand paid to Telefónica;

n)   Platform of health services provided by Aximed;

o)   Cost Sharing Agreement for digital-business related expenses reimbursed to Telefónica Digital;

p)   Leases/rentals of Telefónica Group companies’ buildings;

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

q)   Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa;

r)    Integrated e-learning, online education and training solutions provided by Telefônica Serviços de Ensino;

s)   Factoring transactions, credit facilities for services provided by the Group's suppliers;

t)    Social investment in Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development;

u)   Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires provided by Companhia AIX;

v)   Adquira Sourcing platform - online solution provided by Telefónica Compras Electrónicas to transact purchase and sale of all types of goods and services;

w)  Digital media; marketing and sales, in-store and outdoor digital marketing services provided by Telefônica On The Spot Soluções Digitais Brasil;

x)   Sale/transfer of the Company's towers and customer portfolio to Telxius Torres Brasil;

y)   Amounts to be reimbursed by SPTE as a result of contractual clause of the purchase of Terra Networks Brasil equity interest;

z)   Sale of digital products, creation of an exclusive band channel that responds to the commercial demand for these digital services and products; and

aa)    Hosting services, housing and telecommunications solutions for the corporate market provided by Acens.

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 29).

The following table summarizes the consolidated balances with related parties:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Assets
		06/30/19			12/31/18
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets and prepaid expenses	Cash and cash equivalents	Accounts receivable, net	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l)	-	-	9,170	-	-	10,083
Telefónica LatinoAmerica Holding	l)	-	-	29,734	-	-	60,387
Telefónica	l) / z)	-	11,726	2,630	-	9,300	29,757
		-	11,726	41,534	-	9,300	100,227
Other Group companies
Colombia Telecomunicaciones ESP	k) / l)	-	419	520	-	1,334	520
Media Networks Brasil Soluções Digitais	a) / d) / l) / p)	-	464	1,069	-	903	4,051
T.O2 Germany GMBH CO. OHG	k)	-	3,757	-	-	20,877	-
Telefónica Venezolana	k)	-	6,520	2,196	-	5,926	2,196
Telefônica Digital España	g) / l)	-	107	289	-	197	294
Telefônica Factoring do Brasil	a) / d) / l)	-	18	139	-	6,360	133
Telefónica Global Technology	l)	-	-	12,266	-	-	-
Telefônica Inteligência e Segurança Brasil	a) / d) / l)	-	768	972	-	800	986
Telefónica International Wholesale Services Espanha	j) / k)	-	32,713	-	-	46,537	-
Telefônica Serviços de Ensino	a) / p)	-	220	33	-	286	-
Telefónica Moviles Argentina	k)	-	4,905	-	-	5,074	-
Telefónica Moviles Espanha	k)	-	5,257	-	-	7,576	-
Telefónica USA	j)	-	8,506	-	-	9,005	-
Telfisa Global BV	q)	45,597	-	-	46,755	-	-
Telxius Cable Brasil	a) / d) / l) / p)	-	12,924	5,196	-	11,628	5,295
Telxius Torres Brasil	d) / p) / x)	-	5,716	4,124	-	6,776	4,268
Terra Networks México, Terra Networks Perú and Terra Networks Argentina	g) / h)	-	1,921	-	-	5,341	-
Other	a) / d) / k) / g) / h) / l) / p)	-	11,082	3,266	-	10,894	2,806
		45,597	95,297	30,070	46,755	139,514	20,549
Total		45,597	107,023	71,604	46,755	148,814	120,776

Current assets
Cash and cash equivalents (Note 3)		45,597	-	-	46,755	-	-
Accounts receivable, net (Note 4)		-	107,023	-	-	148,814	-
Prepaid expenses (Note 6)		-	-	13,453	-	-	-
Other assets (Note 10)		-	-	52,367	-	-	114,715
Non-current assets
Prepaid expenses (Note 6)		-	-	4,712	-	-	-
Other assets (Note 10)		-	-	1,072	-	-	6,061

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Liabilities
		06.30.19		12.31.18
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities and leases	Trade accounts payable and other payables	Other liabilities
Parent Companies
SP Telecomunicações Participações	l) / y)	-	22,154	-	21,901
Telefónica LatinoAmerica Holding	l)	-	-	-	-
Telefónica	l) / m)	841	89,783	687	1,393
		841	111,937	687	23,294
Other Group companies
Colombia Telecomunicaciones S.A. ESP	k)	791	-	1,056	-
Fundação Telefônica	l)	-	91	-	82
Media Networks Latina America SAC	b)	10,149	-	10,212	-
Media Networks Brasil Soluções Digitais	f) / l)	37,597	318	44,693	318
T.O2 Germany GMBH CO. OHG	k)	4,854	-	5,706	-
Telefónica Venezolana	k)	6,030	-	5,410	-
Telefónica Compras Electrónicas	v)	20,079	-	32,582	-
Telefônica Digital España	o)	53,543	-	43,340	-
Telefônica Factoring do Brasil	l) / s)	-	2,288	-	2,770
Telefónica Global Technology	e)	32,829	-	28,750	-
Telefônica Inteligência e Segurança Brasil	c) / l)	25,111	27	52,184	27
Telefónica International Wholesale Services Espanha	f) / k)	18,529	-	26,097	-
Telefônica Serviços de Ensino	r)	10,312	-	22,518	-
Telefónica Moviles Argentina	k)	3,573	-	4,160	-
Telefónica Moviles Espanha	k)	4,925	-	5,233	-
Telefónica USA	f)	10,696	198	4,411	200
Telxius Cable Brasil	f) / l)	65,602	2,067	39,662	2,067
Telxius Torres Brasil	x)	25,431	480,557	38,735	1,926
Terra Networks México, Terra Networks Perú and Terra Networks Argentina	h)	6,153	-	1,766	-
Other	k) / h) / i) / l) / n) / u) / w) / aa)	18,382	1,026	16,310	1,032
		354,586	486,572	382,825	8,422
Total		355,427	598,509	383,512	31,716

Current liabilities
Trade accounts payable and other payables (Note 15)		355,427	-	383,512	-
Leases (Note 19)		-	60,909	-	-
Other liabilities (Note 21)		-	117,104	-	22,220
Non-current liabilities
Leases (Note 19)		-	419,402	-	-
Other liabilities (Note 21)		-	1,094	-	9,496

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

		Statement of income
		Six-month periods ended
		06.30.19			06.30.18
Companies	Type of transaction	Operating revenues	Cost, expenses and other expenses (revenues) operating	Financial result	Operating revenues	Cost, expenses and other expenses (revenues) operating	Financial result
Parent Companies
SP Telecomunicações Participações	d) / l)	-	205	-	-	159	-
Telefónica LatinoAmerica Holding	l)	-	8,565	33	-	9,669	12,706
Telefónica	l) / m)	-	(195,749)	124	-	(172,721)	(13,706)
		-	(186,979)	157	-	(162,893)	(1,000)
Other Group companies
Colombia Telecomunicaciones S.A. ESP	k) / l)	(3)	(1,267)	-	118	(421)	1,029
Fundação Telefônica	l) / t)	-	(6,593)	-	-	(6,111)	-
Media Networks Brasil Soluções Digitais	a) / d) / f) / l) / p)	327	(58,056)	(54)	1,094	(56,340)	-
Media Networks Latina America SAC	b)	-	(21,085)	(205)	-	(20,998)	(1,106)
Telefônica Serviços de Ensino	a) / p) / r)	397	(19,273)	-	676	(18,757)	-
T.O2 Germany GMBH CO. OHG	k)	531	5,233	1,351	86	(491)	-
Telefónica Compras Electrónicas	v)	-	(11,812)	-	-	(17,496)	-
Telefônica Digital España	l) / o)	-	(53,732)	(797)	-	(58,500)	(108)
Telefônica Factoring do Brasil	a) / d) / l) / s)	1,336	116	(2,280)	1,156	106	2,512
Telefónica Global Technology, S.A.U.	e) / l)	-	(29,076)	982	-	(23,587)	(229)
Telefônica Inteligência e Segurança Brasil	a) / c) / d) / l) / p)	437	(20,776)	-	600	(11,351)	-
Telefónica International Wholesale Services Espanha	f) / j) / k)	23,486	(20,325)	(4,572)	27,620	(29,324)	(3,453)
Telefónica Moviles Argentina	k)	1,731	(1,162)	-	3,684	(2,309)	-
Telefónica Moviles Espanha	k)	193	(1,649)	-	(704)	(1,714)	-
Telefónica USA	f) / j)	25	(8,879)	(126)	894	(10,741)	88
Telxius Cable Brasil	a) / d) / f) / l) / p)	10,163	(123,750)	(3,020)	7,785	(92,343)	(1,204)
Telxius Torres Brasil (1)	d) / l) / p) / x)	1,547	(1,864)	(11,172)	1,718	(59,803)	-
Terra Networks Chile, Terra Networks México, Terra Networks Perú and Terra Networks Argentina	h)	2,267	(3,931)	(490)	-	(1,595)	(1,052)
Other	a) / d) / f) / i) / k) / l) / n) / p) / u) / w) / aa)	2,957	(27,010)	349	1,791	(25,305)	(359)
		45,394	(404,891)	(20,034)	46,518	(437,080)	(3,882)
Total		45,394	(591,870)	(19,877)	46,518	(599,973)	(4,882)

(1)  Upon adoption of IFRS 16, there was a decrease in rental costs for the six-month period ended June 30, 2019.

b)   Management compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers was R$11,784 and R$12,381 in the six-month periods ended June 30, 2019 and 2018 respectively. Of this amount, R$7,984 (R$8,612 at June 30, 2018) corresponds to salaries, benefits and social charges and R$3,800 (R$3,769 at June 30, 2018) to variable compensation.

These amounts were recorded as expenses with personnel under the General and administrative expenses group of accounts (Note 24).

In the six-month periods ended June 30, 2019 and 2018, our Directors and Officers did not receive any pension, retirement or similar benefits.

28)  SHARE-BASED PAYMENT PLANS

Telefónica, the Company's parent company, has different share-based payment plans which are also offered to management and employees of its subsidiaries, including the Company and its subsidiaries.

The fair value of the shares is estimated at the date at which they are granted, using the binomial valuation model, that considers the terms and conditions of the instruments' concession.

The Company and its subsidiaries reimburse Telefónica for the fair value of the benefit delivered on the grant date to the officers and employees.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

The details of these plans are consistent with Note 29) Share-Based Payment Plans in the financial statements for the year ended December 31, 2018.

The main plans in effect at June 30, 2019 are detailed below:

•       Talent for the Future Share Plan (“TFSP”), for its executives at the global level:

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes the potential rights to receive 118,000 shares of Telefónica.

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes the potential rights to receive 127,250 shares of Telefónica.

•       Perform Share Plan (“PSP”), for its executives at the global level:

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes 106 active executives (including three executives appointed under the Company's Bylaws), with the potential right to receive 805,494 shares of Telefónica.

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 107 active executives (including three executives appointed under the Company's Bylaws), with the potential right to receive 934,878 shares of Telefónica.

The granting of shares is conditional upon: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement of results representing fulfillment of the objectives established for the plan.

Company and subsidiaries share-based compensation plans expenses described above, where applicable, are recorded as personnel expenses, divided into the groups Cost of Services, Selling expenses and General and Administrative Expenses (Note 24), corresponding to R$3,918 and R$4,935 for the six-month periods ended June 30, 2019 and 2018.

29)  PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks and TGLog
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks and TGLog

The details of these plans are consistent with Note 30) Pension Plans and Other Post-Employment Benefits in the financial statements for the year ended December 31, 2018.

Consolidated balances of both underfunded and surplus plans are shown below:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balances at 12/31/17	9,833	(531,938)	(522,105)
Current service cost	(1,222)	(7,104)	(8,326)
Net interest on net defined benefit liabilities/assets	511	(26,494)	(25,983)
Contributions and benefits paid by the employers	984	8,752	9,736
Balances at 06/30/18	10,106	(556,784)	(546,678)
Current service cost	(1,207)	(7,120)	(8,327)
Net interest on net defined benefit liabilities/assets	509	(26,492)	(25,983)
Contributions and benefits paid by the employers	378	5,620	5,998
Effects on comprehensive income	1,211	(94,702)	(93,491)
Balances at 12/31/18	10,997	(679,478)	(668,481)
Current service cost	(1,369)	(8,258)	(9,627)
Net interest on net defined benefit liabilities/assets	535	(31,692)	(31,157)
Contributions and benefits paid by the employers	891	10,071	10,962
Balances at 06/30/19	11,054	(709,357)	(698,303)

30)  FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracted by the Company are mainly for hedging against foreign exchange risk from assets and liabilities in foreign currency, the effects of inflation on its debentures and leases indexed to the IPCA and against the risk of changes in the TJLP of a portion of debt with BNDES. There are no derivative financial instruments for speculative purposes, possible currency risks are hedged.

Management believes that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

As long as these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, according to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

At June 30, 2019 and December 31, 2018, the Company held no embedded derivatives contracts.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

	Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	06.30.19	12.31.18	06.30.19	12.31.18
Long position	1,328,918	1,184,064	82,280	95,533

Foreign Currency	348,729	335,194	7,044	50,536
US$ (1) (2)	224,082	241,332	3,423	24,608
EUR (2)	118,663	51,971	45	-
LIBOR US$ (1)	5,984	41,891	3,576	25,928

Floating rate	417,781	699,595	14,975	7,737
CDI (1) (2)	397,067	554,336	14,078	-
TJLP (4)	20,714	145,259	897	7,737

Pre fixed rates	440,261	-	9,233	-
NDF EUR (6)	440,261	-	9,233	-

Inflation rates	122,147	149,275	51,028	37,260
IPCA (3) (5)	122,147	149,275	51,028	37,260

Short position	(1,328,918)	(1,184,064)	(52,690)	(39,383)

Floating rate	(488,598)	(608,782)	(52,684)	(24,916)
CDI (1) (2) (3) (4) (5)	(488,598)	(608,782)	(52,684)	(24,916)

Foreign Currency	(840,320)	(575,282)	(6)	(14,467)
US$ (2)	(285,509)	(439,103)	-	(9,396)
EUR (1) (2)	(111,558)	(115,233)	-	(222)
LIBOR US$ (1)	(2,992)	(20,946)	(6)	(4,849)
NDF EUR (6)	(440,261)	-	-	-

	Long position		82,280	95,533
	Current		43,063	69,065
	Non-current		39,217	26,468

	Short position		(52,690)	(39,383)
	Current		(11,288)	(16,538)
	Non-current		(41,402)	(22,845)
	Amounts receivable, net		29,590	56,150

(1) Foreign currency swaps (US$ and LIBOR) x CDI (R$13,704) - swap transactions for varying debt repayment dates held to hedge currency risk affecting the Company's loans in US$ (carrying amount R$13,526).

(2) Foreign currency swaps (Euro and CDI x Euro) (R$6,135) and (US$ and CDI x US$) (R$63,006) - maturing through August 21, 2019 to hedge currency risk affecting net amounts payable (carrying amount R$6,471 in Euros and LIBOR) and receivables (carrying amount R$63,006 in US$).

(3) IPCA x CDI rate swaps (R$42,262) - maturing through 2019 to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA (carrying amount R$42,412).

(4) TJLP x CDI swaps (R$20,714) - maturing through 2019 to hedge the risk of TJLP variation on loan with BNDES (carrying amount R$21,687).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

(5) IPCA x CDI swaps (R$210,645) - maturing in 2033 to hedge risk of change in leases rate pegged to IPCA (carrying amount R$242,336).

(6)  NDF R$ x Euro (R$440,261) - forward transactions contracted with the purpose of protecting the exposure in euros of asset sales agreements (data centers).

The table below shows the breakdown of swaps maturing after June 30, 2019:

	Consolidated
	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) at 06.30.19
Foreign currency x CDI	(4,238)	-	-	-	-	-	(4,238)
CDI x Foreign Currency	14,072	-	-	-	-	-	14,072
TJLP x CDI	897	-	-	-	-	-	897
IPCA x CDI	11,811	2,249	2,492	2,532	2,483	(11,941)	9,626
NDF Pre x Foreign currency	9,233	-	-	-	-	-	9,233
Total	31,775	2,249	2,492	2,532	2,483	(11,941)	29,590

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI, TJLP x CDI, IPCA x CDI and NDF pre x foreign currency for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

The ineffective portion at June 30, 2019 was R$501 (R$2,449 at December 31, 2018).

At June 30, 2019 and 2018, the transactions with derivatives generated consolidated positive/negative (net) result of R$29,785 and R$5,433, respectively (Note 26).

a.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 475/08 requires listed companies to disclose sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivative financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario the assumption is to use, on the maturity dates of each of the transactions, what the market had been showing through B3 yield curves (currencies and interest rates), as well as data available at IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for scenarios II and III, as per CVM ruling, risk variables were considered to deteriorate by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items, thus showing that the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios at June 30, 2019.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk EUR)	6,135	7,668	9,202
Payables in EUR	Debt (appreciation risk EUR)	(34,956)	(43,695)	(52,434)
Receivables in EUR	Debt (depreciation risk EUR)	28,485	35,606	42,727
	Net Exposure	(336)	(421)	(505)

Hedge (short position)	Derivatives (depreciation risk US$)	(63,006)	(78,757)	(94,509)
Payables in US$	Debt (appreciation risk US$)	(252,891)	(316,114)	(379,337)
Receivables in US$	Debt (depreciation risk US$)	315,897	394,871	473,846
	Net Exposure	-	-	-

Hedge (long position)	Derivatives (risk of decrease in IPCA)	283,901	266,372	250,822
Debt in IPCA	Debt (risk of increase in IPCA)	(365,839)	(348,310)	(332,760)
	Net Exposure	(81,938)	(81,938)	(81,938)

Hedge (long position)	Derivatives (risk of decrease in UMBND)	6,961	6,956	6,953
Debt in UMBND	Debt (risk of increase in UMBND)	(14,675)	(13,534)	(13,531)
	Net Exposure	(7,714)	(6,578)	(6,578)

Hedge (long position)	Derivatives (risk of decrease in TJLP)	21,626	21,614	21,602
Debt in TJLP	Debt (risk of increase in TJLP)	(613,322)	(613,309)	(613,296)
	Net Exposure	(591,696)	(591,695)	(591,694)

Hedge (long position)	Derivatives (risk of increase EUR)	(443,319)	(554,149)	(664,979)
Revenue in EUR	Debt (risk of decrease in EUR)	443,319	554,149	664,979
	Net Exposure	-	-	-

Hedge (CDI position)
Hedge US$ and EUR (short and long position)	Derivatives (risk of decrease in CDI)	(502,190)	(501,416)	(500,655)
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(283,901)	(266,372)	(250,822)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(6,961)	(6,956)	(6,953)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(21,626)	(21,614)	(21,602)
Hedge EUR (short position - revenue)	Derivatives (risk of decrease pre)	443,319	554,149	664,979
	Net Exposure	(371,359)	(242,209)	(115,053)

Total net exposure in each scenario		(1,053,043)	(922,841)	(795,768)

Net effect on changes in current fair value		-	130,202	257,275

The assumptions used by the Company for the sensitivity analysis at June 30, 2019 were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	3.8322	4.7903	5.7483
EUR	4.3574	5.4468	6.5361
IPCA	3.49%	4.36%	5.24%
IGPM	6.51%	8.14%	9.77%
IGP-DI	6.04%	7.55%	9.06%
UMBND	0.0742	0.0927	0.1113
URTJLP	0.0626	0.0783	0.0939
CDI	6.42%	8.03%	9.63%

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at June 30, 2019, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

At June 30, 2019 and December 31, 2018, neither the Company not its subsidiaries detected any significant and enduring impairment of their financial instruments.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

The tables below present the composition and classification of financial assets and liabilities at June 30, 2019 and December 31, 2018. During the periods shown in the tables below, there were no transfers between fair value measurements of Level 3 and Levels 1 and 2.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

Company
		Fair value hierarchy	Book value		Fair value
	Classification by category		06.30.19	12.31.18	06.30.19	12.31.18
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		5,557,919	3,275,300	5,557,919	3,275,300
Trade accounts receivable (Note 4)	Amortized cost		8,777,874	8,246,991	8,777,874	8,246,991
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	43,063	69,065	43,063	69,065

Non-current
Investments pledged as collateral	Amortized cost		68,022	76,717	68,022	76,717
Trade accounts receivable (Note 4)	Amortized cost		451,177	426,252	451,177	426,252
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	39,217	26,468	39,217	26,468
Total financial assets			14,937,272	12,120,793	14,937,272	12,120,793

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		7,404,798	7,746,133	7,404,798	7,746,133
Loans, financing and leases (Note 19)	Amortized cost		1,089,661	1,076,451	1,129,269	1,135,732
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	1,934,171	263,754	1,934,171	263,754
Debentures (Note 19)	Amortized cost		82,806	82,840	237,369	237,144
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	42,412	41,121	42,412	41,121
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	11,283	15,936	11,283	15,936
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	5	222	5	222

Non-current
Loans, financing and leases (Note 19)	Amortized cost		626,865	817,908	612,586	796,481
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	7,433,532	341,728	7,433,532	341,728
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	475,163	465,686	475,163	465,686
Debentures (Note 19)	Amortized cost		3,052,210	3,049,949	2,866,540	2,866,981
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	41,402	22,845	41,402	22,845
Total financial liabilities			22,194,308	13,924,573	22,188,530	13,933,763

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book value		Fair value
	Classification by category		06.30.19	12.31.18	06.30.19	12.31.18
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		5,858,018	3,381,328	5,858,018	3,381,328
Trade accounts receivable (Note 4)	Amortized cost		8,800,403	8,304,382	8,800,403	8,304,382
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	43,063	69,065	43,063	69,065

Non-current
Investments pledged as collateral	Amortized cost		68,241	76,934	68,241	76,934
Trade accounts receivable (Note 4)	Amortized cost		451,177	426,252	451,177	426,252
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	39,217	26,468	39,217	26,468
Total financial assets			15,260,119	12,284,429	15,260,119	12,284,429

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		7,260,310	7,642,782	7,260,310	7,642,782
Loans, financing and leases (Note 19)	Amortized cost		1,090,169	1,076,451	1,129,677	1,135,732
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	1,934,171	263,754	1,934,171	263,754
Debentures (Note 19)	Amortized cost		82,806	82,840	237,369	237,144
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	42,412	41,121	42,412	41,121
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	11,283	16,316	11,283	16,316
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	5	222	5	222

Non-current
Loans, financing and leases (Note 19)	Amortized cost		627,242	817,908	612,964	796,481
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	7,433,532	341,728	7,433,532	341,728
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	475,163	465,686	475,163	465,686
Debentures (Note 19)	Amortized cost		3,052,210	3,049,949	2,866,540	2,866,981
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	41,402	22,845	41,402	22,845
Total financial liabilities			22,050,705	13,821,602	22,044,828	13,830,792

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating before institutions and an optimal capital ratio in order to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. In the six-month period ended June 30, 2019, there were no changes in capital structure objectives, policies or processes.

The Company’s debt structure includes loans, financing, debentures, leases, contingent consideration and transactions with derivatives, less cash and cash equivalents, short-term investments to secure BNB financing and guarantor of the contingent consideration liability.

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	06.30.19	12.31.18
Cash and cash equivalents	5,858,018	3,381,328
Loans, financing, debentures, leases and contingent consideration (1)	(14,737,705)	(6,139,437)
Derivative transactions, net	29,590	56,150
Short-term investment pledged as collateral	12,856	12,473
Asset guarantor of contingent consideration	475,163	465,686
Net debt	8,362,078	2,223,800
Net equity	69,666,124	71,607,027
Net debt-to-equity ratio	12.00%	3.11%

(1)  As of June 30, 2019, includes the effects of the adoption of IFRS 16 on January 1, 2019 (Note 19).

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

This is the risk arising from losses due to fluctuating exchange rates, which add to costs arising from loans denominated in foreign currencies.

At June 30, 2019, 0.1% of financial debt was foreign currency denominated (1.5% at December 31, 2018). The Company enters into derivative transactions (currency hedge) with financial institutions to hedge against exchange rate volatility affecting its indebtedness in foreign currency (R$13,526 and R$96,615 at June 30, 2019 and December 2018, respectively). Its total debt on these dates was covered by asset positions in currency-exchange hedge transactions with CDI-rate swaps.

There is also a foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were engaged to minimize the risks associated with exchange rate variation of financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these rights and obligations (US$16,169 thousand receivable, €714 thousand and £687 thousand paid by June 30, 2019 and US$61,909 thousand and €15,624 thousand receivable by December 31, 2018) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk arises because the Company may incur losses in the event of an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge, IPCA and TJLP) pegged to floating interest rates (CDI).

The debt with BNDES is indexed to the TJLP which is set on a quarterly basis by the National Monetary Council. In the first quarter of 2018, the TJLP was 6.75%, 6.60% in the second quarter of 2018, 6.56% in the third quarter of 2018 and 6.98% in the fourth quarter of 2018. In the first quarter of 2019, the TJLP was 7.03% and 6.26% in the second quarter of 2019.

Inflation risk arises from the “Minas Comunica” debentures of the 1st issue, which are tied to the IPCA and thus may adversely affect financial expenses in the event of an unfavorable change in this index.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

To reduce exposure to the variable interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$5,719,132 at June 30, 2019 (R$3,175,730 at December 31, 2018), mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

d.3) Liquidity Risk

Liquidity risk is the possibility of the Company or its subsidiaries not holding sufficient funds to meet their commitments due to different currencies and dates of realization of rights and settlement of obligations.

The Company structures the maturity dates of non-derivative financial contracts, as shown in Note 19, and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company’s cash flow and liquidity are managed on a daily basis by the responsible departments to ensure that operating cash flows and prior funding, when necessary, will be sufficient to meet their schedule of commitments in order to avoid liquidity risk.

The following is a summary of the maturity profile of the consolidated financial liabilities, which include principal and future interest rates up to the date of maturity. For fixed rate liabilities, interest was calculated on the basis of the indices established in each contract. For variable rate liabilities, interest was calculated on the basis of the market forecast for each period.

At 06.30.19	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Total
Trade accounts payable	7,260,310	-	-	-	-	-	7,260,310
Loans, financing	548,199	307,952	260,433	136,496	-	-	1,253,080
Leases (1)	2,062,941	1,827,916	1,656,020	1,420,069	1,122,360	2,579,872	10,669,178
Contingent consideration	-	-	-	-	-	475,163	475,163
Debentures	244,175	2,177,151	1,086,434	-	-	-	3,507,760
Derivative transactions	11,288	-	-	-	-	41,402	52,690
Total	10,126,913	4,313,019	3,002,887	1,556,565	1,122,360	3,096,437	23,218,181

(1)  Includes the effects of the adoption of IFRS 16 on January 1, 2019 (Note 19).

d.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services and limits bad credit risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterparty and diversify this exposure across first-tier financial institutions as per current credit policies of financial counterparties.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

d.5) Social and Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If the Company fails to meet present and future requirements, or to identify and manage new or existing contamination, it will incur significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve its facilities or change its processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on the Company's business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000,000.00 (fifty million Reais).

From a social point of view, the Company is exposed to contingent liabilities as it hires outsourced service providers. These potential liabilities may involve labor claims by employees of the service providers who file claims against the service provider and Company, request the conviction of the Company as an associate, that is, the Company may be compelled to pay in the case the provider does not settle these obligations. There is also a more remote possibility that these employees will be treated as direct employees by the Company, which would generate the risk of joint and several convictions. The demands that are known to Telefónica are already provided.

d.6) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

At June 30, 2019, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

d.7) Other Risks

The Company is required to comply with Brazilian anti-corruption laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the aforementioned anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

In connection with the above-mentioned policies, the Company has completed conducting its previously reported internal investigation - which was part of a broader investigation being conducted by the controlling shareholder of the Company (Telefónica, S.A.) - regarding possible violations of the abovementioned laws and regulations. The Company has been in contact with governmental authorities about this matter and, as a result of its discussions with the U.S. Securities and Exchange Commission (SEC), the Company agreed to make an offer of settlement to resolve the matter in connection with its purchase and use of tickets and associated hospitality related to the 2013 Confederations Cup and 2014 World Cup held in Brazil.  Without admitting or denying any of the SEC’s findings (except for the SEC’s jurisdiction over the Company and the subject matter of the proceedings), the Company consented to the entry of an order in which the SEC entered findings and ordered, pursuant to Section 21C of the Securities Exchange Act of 1934 (the Exchange Act), that the Company cease and desist from committing or causing any violations and any future violations of the accounting provisions of the U.S. Foreign Corrupt Practices Act, Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. As part of these findings, the Company paid a civil money penalty in the amount of US$ 4,125,000.00 to the SEC for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21(F)(g)(3).

31) ADDITIONAL INFORMATION ON CASH FLOWS

a)   Reconciliation of cash flow financing activities

The following is a reconciliation of the consolidated cash flow financing activities in the six-month periods ended June 30, 2019 and 2018.

		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	At 12/31/18	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Cancellation of lease contracts	Initial adoption IFRS 16 in 01.01.19	Interim and unclaimed dividends and interest on equity	At 06/30/19
Interim dividends and interest on equity	4,172,916	(564)	-	-	-	-	-	4,375,131	8,547,483
Loans and financing	2,106,814	(721,687)	(61,743)	76,265	338,650	-	-	-	1,738,299
Leases	393,027	(766,847)	(205,208)	218,135	1,101,701	(12,065)	8,618,072	-	9,346,815
Debentures	3,173,910	-	(100,210)	103,728	-	-	-	-	3,177,428
Derivative financial instruments	(56,150)	65,073	-	(38,513)	-	-	-	-	(29,590)
Contingent Consideration	465,686	-	-	9,477	-	-	-	-	475,163
Total	10,256,203	(1,424,025)	367,161	369,092	1,440,351	- 12,065	8,618,072	4,375,131	23,255,598

		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	At 12/31/17	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Interim and unclaimed dividends and interest on equity	At 06/30/18
Interim dividends and interest on equity	2,396,116	(649)	-	-	-	2,457,017	4,852,484
Loans and financing	3,109,498	(872,509)	(126,626)	134,925	228,507	-	2,473,795
Leases	385,460	(19,091)	(7,147)	7,386	10,613	-	377,221
Debentures	4,520,739	(1,300,000)	(162,948)	141,194	-	-	3,198,985
Derivative financial instruments	(143,754)	32,148	-	6,882	-	-	(104,724)
Contingent Consideration	446,144	-	-	9,818	-	-	455,962
Total	10,714,203	(2,160,101)	(296,721)	300,205	239,120	2,457,017	11,253,723

b)   Financing transactions that do not involve cash

The main transactions that do not involve cash of the Company refer to the acquisition of assets through leases and income from financing with suppliers, as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	06.30.19	06.30.18
Initial adoption IFRS 16 on 01.01.19	8,618,072	-
Financing transactions with suppliers	338,650	228,507
Acquisition of assets through financial leases	1,101,701	10,613
Total	10,058,423	239,120

32) ADDITIONAL INFORMATION ON THE CONSOLIDATED INCOME STATEMENT - IFRS 16

The consolidated income statement in the six-month period ended June 30, 2019 includes the effects of the adoption of IFRS 16. To facilitate the understanding and comparability of the information, the following is the consolidated income statement in the six-month ended 30 June 2019 and 2018, excluding the effects of adopting IFRS 16.

Item	Cost of sales	Selling expenses	General and administrative expenses	Financial expenses	Total
Rental costs and expenses	(830,090)	(31,554)	(69,823)	-	(931,467)
Depreciation costs and expenses	772,952	36,773	93,910	-	903,635
Financial charges	-	-	-	195,722	195,722
Income and social contribution taxes	-	-	-	-	(57,083)
Total	(57,138)	5,219	24,087	195,722	110,807

	Six-month period ended 06.30.19			Six-month period ended 06.30.18
	Income Statements (IFRS 16)	IFRS 16 adjustments	Income Statements (IAS 17)	Income Statements (IAS 17)
Net operating revenue	21,844,568	-	21,844,568	21,612,359
Cost of sales	(10,863,015)	(57,138)	(10,920,153)	(10,324,646)
Gross profit	10,981,553	(57,138)	10,924,415	11,287,713

Operating income (expenses)	(7,581,807)	29,306	(7,552,501)	(6,301,000)
Selling expenses	(6,415,599)	5,219	(6,410,380)	(6,490,388)
General and administrative expenses	(1,157,792)	24,087	(1,133,705)	(1,271,652)
Other operating income	320,594	-	320,594	2,234,780
Other operating expenses	(329,010)	-	(329,010)	(773,740)
Operating income	3,399,746	(27,832)	3,371,914	4,986,713

Financial income	578,164	-	578,164	2,327,547
Financial expenses	(908,730)	195,722	(713,008)	(1,029,163)
Equity pickup	60	-	60	627
Income before taxes	3,069,240	167,890	3,237,130	6,285,724
Income and social contribution taxes	(307,593)	(57,083)	(364,676)	(2,021,408)

Net income for the period	2,761,647	110,807	2,872,454	4,264,316

33) CONTRACTUAL COMMITMENTS

The Company and its subsidiaries have unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

As at June 30, 2019, the total nominal values equivalent to the full contract period were:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and six-month periods ended June 30, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated
1 to 12 months	743,440
13 to 24 months	819,565
25 to 36 months	623,410
37 to 48 months	328,323
49 to 60 months	212,330
From 61 months	300,270
Total	3,027,338

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 29, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director